Exhibit 2.1(a)

AGREEMENT AND PLAN OF MERGER

by and among

SANA BIOTECHNOLOGY, INC.,

SANA BIOTECHNOLOGY IV, INC.,

COBALT BIOMEDICINE, INC.

and

VENTURELABS VI, INC.,

solely in its capacity as the Stockholders’ Representative

Dated as of December 20, 2018

i

3.19	Employee Agreements	32
3.20	Compliance with Laws; Permits	32
3.21	83(b) Elections	32
3.22	Corporate Documents	33
3.23	Environmental and Safety Laws	33
3.24	Data Privacy	33
3.25	Takeover Statutes	33
3.26	No Brokers	34

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		34

4.1	Organization	34
4.2	Authorization	34
4.3	Governmental Consents and Filings	35
4.4	No Conflict or Violation	35
4.5	No Prior Merger Sub Operations	35
4.6	Capitalization	35
4.7	Valid Issuance of Shares	36
4.8	Litigation	37
4.9	Intellectual Property	37
4.10	Agreements	40
4.11	Certain Transactions	41
4.12	Rights of Registration and Voting Rights	41
4.13	Property	42
4.14	Financial Statements	42
4.15	Absence of Changes	42
4.16	Employee Matters	43
4.17	Tax Matters	45
4.18	Insurance	46
4.19	Employee Agreements	46
4.20	Compliance with Laws; Permits	47
4.21	Environmental and Safety Laws	47
4.22	Data Privacy	47
4.23	No Brokers	47

ARTICLE V. COVENANTS		48

5.1	Conduct of the Businesses	48
5.2	Clinical Trials	51
5.3	FDA and MAA Approval Matters.	51
5.4	No Solicitation	52
5.5	Further Assurances	52
5.6	[Intentionally Omitted]	52
5.7	Tax Matters	53
5.8	Indemnification and Insurance	54
5.9	Access and Information	55

5.10	Confidentiality; Public Announcements	56
5.11	Employee Matters	56
5.12	280G Matters	59
5.13	Securities Act Compliance	60
5.14	Book-Entry; Legends	60
5.15	Termination of Company Investor Agreements	61
5.16	Parent Issuance Limitation	62
5.17	Consents	62
5.18	Credit Facility Repayment Shortfall Amount	62
5.19	Amended Agreements and Documents	62

ARTICLE VI. CONDITIONS TO CLOSING		62

6.1	Conditions to Obligations of the Company	62
6.2	Conditions to Obligations of Parent and Merger Sub	63

ARTICLE VII. TERMINATION		65

7.1	Termination	65
7.2	Effect of Termination	66

ARTICLE VIII. INDEMNIFICATION		66

8.1	Survival	66
8.2	Indemnification by Indemnifying Stockholders	67
8.3	Indemnification by Parent and the Surviving Corporation	69
8.4	Exclusive Remedy	70
8.5	Additional Provisions Regarding Indemnification	70
8.6	Tax Treatment	71
8.7	Indemnification Procedures	71
8.8	Exercise of Remedies	73
8.9	Non-Reliance	73

ARTICLE IX. MISCELLANEOUS		74

9.1	Defined Terms	74
9.2	Notices	90
9.3	Rules of Construction	92
9.4	References	92
9.5	Entire Agreement	92
9.6	Assignment	93
9.7	Amendment; Modification	93
9.8	Waiver	93
9.9	Severability	93
9.10	Burden and Benefit	93
9.11	Governing Law	93
9.12	Consent to Jurisdiction	94
9.13	Waiver of Trial by Jury	94

9.14	Specific Performance	94
9.15	Cumulative Remedies	94
9.16	Expenses	95
9.17	Representation by Counsel	95
9.18	Execution and Counterparts	95
9.19	Stockholders’ Representative	95
9.20	Waiver of Conflicts; Privilege	98

Exhibits

Exhibit A	Parent Series A-2/B Purchase Agreement
Exhibit B	Written Consent
Exhibit C	Certificate of Merger
Exhibit D	Bylaws of the Surviving Corporation
Exhibit E	Letter of Transmittal
Exhibit F	Accredited Investor Certification
Exhibit G	Stock Restriction Agreement
Exhibit H	Expert Procedures
Exhibit I	Amendment to Flagship IP License
Exhibit J	Amendment to Flagship Managerial Agreement
Exhibit K	Amendment to Bylaws of Parent
Exhibit L	FIRPTA Certificate
Exhibit M	Amended & Restated Parent IRA
Exhibit N	Amended & Restated Parent Voting Agreement
Exhibit O	Amended & Restated Parent ROFR and Co-Sale Agreement
Exhibit P	Parent Restated Certificate

Schedules

Company Disclosure Schedule
Parent Disclosure Schedule
Schedule A	Non-Accredited Persons
Schedule B	First Alternative Merger Structure
Schedule C	Second Alternative Merger Structure
Schedule D	Parent Restricted Stock Awards
Schedule E	Carveout Plan
Schedule F	Parent RSUs
Schedule G	New Parent Option Grants
Schedule H	Consents

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 20, 2018, is by and among Sana Biotechnology, Inc., a Delaware corporation (“Parent”), Sana Biotechnology IV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Cobalt Biomedicine, Inc., a Delaware corporation (the “Company”), and VentureLabs VI, Inc., a Delaware corporation, solely in its capacity as the Stockholders’ Representative (“Stockholders’ Representative”).

RECITALS

WHEREAS, each of Parent, Merger Sub and the Company desire to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, concurrently with the closing of the transactions contemplated by this Agreement and as part of a single integrated plan, Parent intends to consummate a Series A-2 Preferred Stock financing transaction (the “Series A-2 Financing”) in accordance with the terms of the Series A-2 and B Preferred Stock Purchase Agreement substantially in the form attached hereto as Exhibit A (as may be amended from time to time, the “Parent Series A-2/B Purchase Agreement”);

WHEREAS, the parties intend for the Merger and the Series A-2 Financing, taken together, to qualify as an exchange satisfying the requirements of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the parties intend that immediately following the Merger, the Company shall be the Surviving Corporation of the Merger, all pursuant to the terms and subject to the conditions hereinafter set forth and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has carefully considered the terms of this Agreement and has (i) determined that the transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Merger Sub has carefully considered the terms of this Agreement and has (i) determined that the transactions contemplated hereby are advisable and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) adopted a resolution directing that the adoption of this Agreement be submitted to Parent, as the sole stockholder of Merger Sub, for consideration and recommending that Parent adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined that the transactions contemplated hereby are advisable and in the best interests of Parent and its stockholders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the issuance of the Parent Series A-2 Preferred Shares who are Accredited Investors or a cash payment of equivalent value to Indemnifying Stockholders who are Non-Accredited Persons, pursuant to the terms of this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Parent a written consent in substantially the form attached hereto as Exhibit B (the “Written Consent”), duly executed by Company Stockholders necessary to obtain the Requisite Stockholder Approval; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. Pursuant to the terms and subject to the conditions of this Agreement, at the Effective Time, the Company and Merger Sub shall consummate the Merger in accordance with the DGCL pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease; (b) the Company shall be the successor or Surviving Corporation in the Merger; (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (d) the Company shall succeed to and assume all the rights and obligations of Merger Sub. The corporation surviving the Merger (and any successor or assign thereof) is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.2 Effective Time. Concurrently with the Closing on the Closing Date, the parties shall file a Certificate of Merger in the form attached hereto as Exhibit C (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing and acceptance by the Secretary of State of the State of Delaware of the Certificate of Merger or at such later time as is agreed to by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”). At the Effective Time, by virtue of the Merger and without any action of the part of Parent, Merger Sub, the Company or any other Person: (a) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock of the Surviving Corporation; and (b) each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the consideration described in Section 1.5.

1.3 Effects of the Merger. At the Effective Time, and without any further action on the part of Parent, Merger Sub, the Company or any other Person:

(a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time (the “Company Certificate”), shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law;

(b) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger to read as set forth on Exhibit D, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; and

(c) the Merger shall, from and after the Effective Time, have all of the effects provided by the DGCL and applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.5 Conversion of Company Capital Stock.

(a) Company Restricted Shares. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each Company Restricted Share that is outstanding as of immediately prior to the Effective Time, held by a service provider of the Company who will continue to provide services to Parent or its Affiliates following the Closing and is subject to a substantial risk of forfeiture as of the Closing will be cancelled and will be converted automatically into the non-transferable right to receive the Rollover Per Share Closing Consideration; provided, that each share of Parent Common Stock issued pursuant to this Section 1.5(a) in respect of a Company Restricted Share, shall remain subject to the Company Plan or agreement pursuant to which the Company Restricted Share was issued and continue to have, and be subject to, substantially similar terms and conditions as applied to the applicable Company Restricted Share immediately prior to the Effective Time, except that the risk of forfeiture or right of repurchase thereon shall be in favor of Parent and shall lapse based on the holder’s continued service to Parent and its Affiliates. At the Effective Time, Parent shall assume each agreement evidencing a Company Restricted Share that is issued pursuant to this Section 1.5(a).

(b) Preferred and Common Stock Held by Accredited Investors. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, except as set forth in Section 1.5(c), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each share of Company Capital Stock (other than Company Restricted Shares or Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and will be converted automatically into the non-transferable right to receive the Preferred Per Share Closing Consideration.

(c) Shares Held by Non-Accredited Investors. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each share of Company Capital Stock (other than Company Restricted Shares or Dissenting Shares) issued and outstanding immediately prior to the Effective Time that is held by the non-employee Persons identified on Schedule A, which schedule may be modified by Parent from time to time prior to the Effective Time (a “Non-Accredited Person”) to the extent Parent has not received an Accredited Investor Certification and the other documents and agreements contemplated by Section 1.9(a) from any non-employee holder of Company Capital Stock prior to such time, will be cancelled and will be converted automatically into the non-transferable right to receive an amount in cash equal to the Per Share Closing Cash Consideration.

(d) No Further Ownership Rights in Company Securities. At the Effective Time, each holder of issued and outstanding Company Capital Stock immediately prior to the Effective Time shall cease to have any rights as a holder of securities of the Company. After the Effective Time, there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Company Capital Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled (as applicable) and shall be exchanged as provided in Section 1.9.

(e) No Fractional Shares. No fractional Parent Series A-2 Preferred Shares or shares of Parent Common Stock shall be issued in connection with the Merger, and the number of Parent Series A-2 Preferred Shares or shares of Parent Common Stock issuable to each Company Stockholder pursuant to Section 1.5, 1.7, 1.14 or 8.3(b)(iii) or elsewhere in this Agreement shall be rounded down to the nearest whole number of Parent Series A-2 Preferred Shares or shares of Parent Common Stock, as applicable, for each such issuance, with no cash being paid for any fractional share eliminated by such rounding.

1.6 Company Option Treatment. The Company shall take such actions as are necessary to provide that as of immediately prior to the Closing, each Company Option then outstanding shall be terminated in exchange for no consideration.

1.7 Assumption of Company Warrants. At the Closing, (i) each Company Warrant outstanding immediately prior to the Closing shall be assumed by Parent, and (ii) each such Company Warrant shall be converted into the right to receive Parent Series A-2 Preferred Stock in accordance with the provisions set forth below:

(a) Each Company Warrant outstanding immediately prior to the Closing Date, whether vested or unvested, shall be assumed by Parent. Except as provided in Section 1.7(b), each Company Warrant so assumed by Parent shall continue to have, and be subject to, the same terms and conditions as were applicable to such Company Warrant immediately prior to the Closing Date, provided that (i) such Company Warrant shall be exercisable for that number of whole shares of Parent Series A-2 Preferred Stock (rounded down to the nearest whole number) equal to the product of the number of shares of Company Preferred Stock that were issuable upon exercise of such Company Warrant immediately prior to the Closing Date multiplied by the Preferred Exchange Ratio and (ii) the per share exercise price for the shares of Parent Series A-2 Preferred Stock issuable upon exercise of such assumed Company Warrant shall be equal to the quotient (rounded up to the nearest whole cent) of the exercise price per share of Company Preferred Stock applicable to such Company Warrant immediately prior to the Closing Date, divided by the Preferred Exchange Ratio.

(b) Prior to the Closing, Parent will reserve a sufficient number of shares of Parent Series A-2 Preferred Stock to permit the exercise of the assumed Company Warrant.

(c) As soon as practicable after the Closing Date, Parent shall deliver to the holders of Company Warrants notice evidencing that such Company Warrants have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.7).

1.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Company Stockholders properly exercising appraisal rights available under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive any consideration pursuant to Section 1.5, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s shares of Company Capital Stock shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the consideration in respect thereof set forth in Section 1.5, without any interest thereon. The Company shall give Parent and Merger Sub (a) prompt notice of any written demands for appraisal of any shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make or agree to make any payment with respect to any demands for appraisals of Company Capital Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.9 Surrender Procedures.

(a) Promptly after the Effective Time, Parent shall send, to each Company Stockholder that has not delivered a Letter of Transmittal and Accredited Investor Certification to Parent prior to the Effective Time, at the address and email address provided by the Company in the Consideration Schedule a letter of transmittal in the form of Exhibit E attached hereto (the “Letter of Transmittal”) for use in such exchange. The parties acknowledge that the terms of the Letter of Transmittal include (i) an agreement to be bound by the terms of this Agreement, including Article VIII and Section 9.19 hereof, (ii) other than with respect to a Company Stockholder who will provide services to Parent and its Affiliates after the Closing, a written certification of status as an Accredited Investor, in the form of Exhibit F attached hereto (an “Accredited Investor Certification”), (iii) a joinder to the Parent A-2/B Investor Agreements for Stock Converting Holders, (iv) a release of claims against the Company and related parties, (v) a duly executed Stock Restriction Agreement for Stock Converting Holders and (vi) instructions for use in effecting the surrender of Company Stock Certificates.

(b) Upon surrender of a Company Stock Certificate for cancellation to Parent, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Stock Certificate shall be entitled to receive in exchange for the applicable consideration payable in respect of such share of Company Capital Stock pursuant to Section 1.5, and the Company Stock Certificate so surrendered shall forthwith be canceled. Parent shall, promptly after receipt of each properly surrendered Company Stock Certificate, (A) cause the Per Share Closing Cash Consideration, if any, payable with respect to each share represented by such Company Stock Certificate to be sent by wire transfer of immediately available funds to the account designated by such holder in the Letter of Transmittal delivered with such Company Stock Certificate (other than any such amounts which are payable through the Surviving Corporation’s or Parent’s payroll system pursuant to this Agreement) and (B) issue the Preferred Per Share Closing Consideration (which, for the avoidance of doubt, may be delivered in a book-entry or similar position), if any, issuable with respect to each share represented by such Company Stock Certificate. Until so surrendered, each outstanding Company Stock Certificate that prior to the Effective Time represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive upon such surrender the applicable consideration payable in respect of such share of Company Capital Stock pursuant to Section 1.5 (upon the terms and subject to the conditions set forth in this Agreement).

(c) If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any portion of the Per Share Closing Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit, which affidavit will include an obligation to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(d) Notwithstanding anything to the contrary in this Agreement, none of Parent or the Surviving Corporation shall be liable to any holder or former holder of shares of Company Capital Stock for the Per Share Closing Consideration attributable to each of such shares or for any other cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

1.10 Tax Consequences. For U.S. federal and applicable state and local income tax purposes, it is intended that the Merger and the Series A-2 Financing are part of a single integrated transaction qualifying as a tax-deferred exchange satisfying the requirements of Section 351 of the Code and the Treasury Regulations thereunder. Each party hereto shall report the Merger and the Series A-2 Financing consistent with the treatment described in this Section 1.10, and none of them shall take any position on their Tax Returns or take any other tax reporting position that is inconsistent with the foregoing, unless otherwise required by a “determination” within the meaning of Section 1313(a)(1) of the Code or any similar provision of any state or local Law. For the avoidance of doubt, neither Parent nor Merger Sub (nor any Representative thereof) has provided or will provide any representations or warranties regarding the tax consequences of the Merger and the transactions contemplated hereunder or any tax advice; provided that the parties acknowledge that Parent and Merger Sub (and any Representative thereof) have provided representations and warranties that may affect the tax consequences of the Merger, the Series A-2 Financing, and the transactions contemplated hereunder and the Company, Company Stockholders, and their Affiliates shall be entitled to rely on such representations or warranties. The Company acknowledges that the Company and the Company Stockholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and the other agreements contemplated by this Agreement.

1.11 Withholding. Each of Parent, Merger Sub, the Surviving Corporation and any other applicable withholding agent shall be entitled to deduct or withhold from the amounts payable or issuable (including Parent Series A-2 Preferred Shares deliverable) under this Agreement such amounts as are required to be deducted or withheld in accordance with the Code and any applicable Tax Law. Any such withheld or deducted amounts shall be treated as though such amount had been paid to the Person in respect of whom such deduction and withholding was made; provided such amounts are paid to the appropriate Governmental Authority. Any compensatory payments contemplated to be made hereunder shall be made through the payroll procedures of the applicable Person.

1.12 Equitable Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Parent Series A-2 Preferred Shares occurring after the date of this Agreement and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

1.13 Alternative Transaction Structure. If the Series A-2 Financing has not been consummated on or prior to January 31, 2019 in a manner that satisfies the condition set forth in Section 6.1(d), the Company may provide written notice to Parent that it is triggering the alternative transaction structure mechanics described in this Section 1.13. Upon delivery of such notice, Parent and the Company shall negotiate in good faith and execute an alternative agreement and plan of merger (the “Alternative Merger Agreement”) that (a) is structured, at Parent’s discretion, in either the manner described on Schedule B or the manner described on Schedule C, (b) provides for a pro forma capitalization of New Holdco (as defined in Schedule B or Schedule C, as applicable) that is consistent with the pro forma capitalization of Parent immediately following the consummation of the Merger, and (c) contains terms and conditions consistent with those set forth in this Agreement (provided, that such alternative agreement shall not contain the condition set forth in Section 6.1(d) and shall otherwise be modified to effect the structure set forth on Schedule B or Schedule C, as applicable). In such circumstances, the parties hereto shall promptly (i) execute the Alternative Merger Agreement, (ii) immediately following the execution of such Alternative Merger Agreement, provide to the other parties evidence that each of the Requisite Stockholder Approval and the approval of the holders of Parent Common Stock in accordance with the DGCL have been obtained, and (iii) terminate this Agreement in accordance with Section 7.1(a).

1.14 Milestone Payments.

(a) At the Closing, Parent will issue to each Milestone Payment Recipient that is an Indemnyfing Stockholder its Contingent Allocation of the First Milestone Payment in the form of restricted Parent Series A-2 Preferred Shares (the “First Milestone Shares”), valued at the Parent Preferred Per Share Price; provided, however, that to the extent any Milestone Payment Recipient is a Non-Accredited Person, Parent shall pay to such recipient, as soon as practicable following the occurrence of the First Milestone, a cash payment in amount of his or her Contingent Allocation of the First Milestone Shares in lieu of such shares. The First Milestone Shares shall initially be restricted in accordance with the Stock Restriction Agreement in substantially the form attached hereto as Exhibit G (the “Stock Restriction Agreement”) and shall become fully vested Parent Series A-2 Preferred Shares only upon the occurrence of the First Milestone. Upon the occurrence of the First Milestone, Parent shall promptly (and in any event, no later than fifteen (15) days thereafter) deliver a notice to the Stockholders’ Representative of such occurrence, which notice shall include an express reference that the restrictions set forth in the Stock Restriction Agreement have been released. In the event that the First Milestone has not occurred prior to December 31, 2025 (the “Surrender Time”), the First Milestone Shares shall be automatically canceled and extinguished effective as of the Surrender Time without any consideration payable therefor. Notwithstanding anything to the contrary in this Agreement, in the event that the Company delivers notice to Parent prior to the Closing that the First Milestone has occurred, the First Milestone Shares shall be issued to the Milestone Payment Recipients at Closing without restriction and not subject to the Stock Restriction Agreement, and such First Milestone Shares shall be fully vested Parent Series A-2 Preferred Shares as of such issuance.

(b) Upon the occurrence of each of the events set forth in Table 1.14 under “Additional Milestone Trigger Event” (each an “Additional Milestone Trigger Event”) by Parent, its Affiliates, licensees or sublicensees, Parent shall promptly (and in any event, no later than thirty (30) days thereafter) deliver a notice to the Stockholders’ Representative of such occurrence and, within fifteen (15) days of such notice, deposit or release, or cause to be deposited or released, as applicable, the applicable Milestone Payment set forth in Table 1.14 under “Additional Milestone Payment” opposite such Additional Milestone Trigger Event (each, an “Additional Milestone Payment”) with the Stockholders’ Representative or its designated agent, in each case subject to the provisions of Section 1.14(c) and Section 1.14(d) and withholding rights set forth in Section 1.11 and less the portion of such amounts, if any, allocable to Dissenting Shares. In the event Parent elects to pay any portion of an Additional Milestone Payment in cash, such cash consideration shall be paid by or on behalf of Parent in immediately available funds by wire transfer to an account of the Stockholders’ Representative or its designated agent with a bank designated by the Stockholders’ Representative by notice to Parent, which notice shall be delivered within three (3) Business Days of the Stockholders’ Representative’s receipt of notice of the Additional Milestone Trigger Event and shall include the name of the Stockholders’ Representative’s designated agent, if any. Upon receipt of any such Additional Milestone Payment made in cash, the Stockholders’ Representative shall pay or cause to be paid to each Milestone Payment Recipient entitled to receive such payment in cash, and in any event within fifteen (15) Business Days of such receipt, its Contingent Allocation with respect to the Additional Milestone Payment. Following the payment of any Milestone Payment to the Stockholders’ Representative or its designated agent, each Milestone Payment Recipient shall look only to the Stockholders’ Representative (and not to Parent, the Surviving Corporation or any of their respective Affiliates) to receive such Milestone Payment Recipient’s Contingent Allocation with respect to such Milestone Payment. It is expressly understood and agreed that Parent, the Surviving Corporation and their respective Affiliates shall have no Liability to any Milestone Payment Recipient for its Contingent Allocation with respect to any Milestone Payment so long as such Milestone Payment has been paid by or on behalf of Parent to the Stockholders’ Representative or its designated agent. Parent shall pay interest on any Additional Milestone Payment that is not paid on or before the date such payments are due under this Agreement at an annual rate equal (a) the prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during such period plus (b) one percent (1%), calculated on the total number of days payment is delinquent. Prior to a Parent IPO, to the extent any Additional Milestone Payment is comprised of Milestone Stock Consideration, Parent shall pay to any Milestone Payment Recipient who is a Non-Accredited Person, in lieu of such Milestone Stock Consideration, a cash payment equal to his or her Contingent Allocation of Milestone Stock Consideration.

The Additional Milestone Trigger Events and Additional Milestone Payments are as follows:

Table 1.14
	Additional Milestone Trigger Event:	Additional Milestone Payment:
(1)	Qualifying Valuation Milestone	$500,000,000
(2)	The first three (3) occurrences of the IND Milestone in any country in the world after the Closing Date	First occurrence of the IND Milestone: $75,000,000 Second occurrence of the IND Milestone: $50,000,000 Third occurrence of the IND Milestone: $25,000,000
(3)	The first three (3) occurrences of the Pivotal Trial Milestone after the Closing Date	First occurrence of the Pivotal Trial Milestone: $150,000,000 Second occurrence of the Pivotal Trial Milestone: $100,000,000 Third occurrence of the Pivotal Trial Milestone: $50,000,000
(4)	Japan Regulatory Milestone	$100,000,000
(5)	Regulatory Milestone	$500,000,000, less any Additional Milestone Payments paid in (2), (3) and (4) above

(c) Notwithstanding anything in this Section 1.14 to the contrary, no Additional Milestone Payment in respect of an IND Milestone, a Pivotal Trial Milestone or the Japan Regulatory Milestone shall be payable or paid hereunder unless the applicable Additional Milestone Trigger Event shall have occurred prior to the occurrence of the Regulatory Milestone. From and after the payment of the Additional Milestone Payment following the occurrence of the Regulatory Milestone, no further payments shall be payable or paid and no notice shall be required pursuant to Section 1.14(c) in respect of any IND Milestone, any Pivotal Trial Milestone or the Japan Regulatory Milestone.

(d) For the avoidance of doubt, (i) the maximum aggregate amount Parent and any of its Affiliates shall be obligated to pay pursuant to this Section 1.14, Section 5.11(e), Section 5.11(f), Section 5.11(g) or any other payments to Milestone Payment Recipients with respect to the Milestones shall be $1,000,000,000 and (ii) other than the Additional Milestone Payments in connection with the IND Milestone and the Pivotal Trial Milestone (each of which may consist of up to three (3) Additional Milestone Payments as set forth in Table 1.14), none of the Milestone Payments shall be payable more than one time.

(e) Parent may at its option elect to pay any Additional Milestone Payment in Milestone Stock Consideration or in cash; provided that the Stockholders’ Representative may elect to have each Indemnifying Stockholder receive a portion of any Additional Milestone Payment in cash up to the amount of cash equal to 50% of the imputed interest reported in connection with such Milestone Stock Consideration paid to each Indemnifying Stockholder; provided, further, that Milestone Stock Consideration shall only be payable to Persons who deliver an Accredited Investor Certification and, as applicable, a joinder to the Parent

A-2/B Investor Agreements pursuant to which such Person would be joined as a party to such agreements in the same capacity as the investors who purchased the applicable class or series of security issued as Milestone Stock Consideration, and any other Persons shall receive the Additional Milestone Payment in cash. The First Milestone Shares and any shares issued in satisfaction of any Additional Milestone Payments will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Stock Restriction Agreement, any applicable Parent investor agreements, applicable state and federal securities Laws and Encumbrances created by or imposed by a Milestone Payment Recipient. Notwithstanding the foregoing, any Additional Milestone Payment for the Qualifying Valuation Milestone to be paid in connection with a Change of Control pursuant to Section 1.14(j)(ii)(a) shall be paid in a form consistent with the consideration received by Parent equity holders pursuant to the terms of the definitive agreements effecting such Change of Control transaction (whether such consideration is cash, securities or a combination of cash and securities).

(f) From and after the Closing, Parent shall and shall cause its Affiliates (including the Surviving Corporation) to use Commercially Reasonable Efforts to achieve (or cause its Affiliates, licensees or sublicensees with respect to rights to develop or commercialize any Company Product to achieve) each of the Milestones. For purposes of determining whether or not Parent is complying with its obligations under the first sentence of this Section 1.14(f), (i) the Parent’s efforts with respect to the Company Product shall be considered in the aggregate, and not by separate Company Product or component thereof, and (ii) Parent’s efforts shall be measured on a periodic basis of periods no shorter than six calendar months, and Parent shall not be deemed to be in breach of this Section 1.14(f) for any such period unless Parent’s efforts during such period, taken as a whole, are not commercially reasonable, with such efforts to be measured based on the information known and available to the parties at the time such efforts are expended; provided that this clause (ii) shall not diminish the obligations of Parent in the first sentence of this Section 1.14(f) except with respect to the efforts within any such six-month period.

(g) Following the Closing until all Additional Milestone Payments have been made, Parent shall provide the Stockholders’ Representative, within forty-five (45) days following January 1st of each calendar year, with an annual written report of the efforts of Parent and any of its Affiliates, licensees or sublicensees to achieve the Milestones and their progress with respect thereto, which report shall list the status of the development of any Company Products. In addition, Parent shall conduct a telephone conference with the Stockholders’ Representative or its designee(s) upon reasonable advance written notice from the Stockholders’ Representative and during normal business hours for the purposes of discussing Parent’s progress toward achievement of the Milestones; provided, however, that the Stockholders’ Representative shall not request such telephone conference, and Parent shall have no obligation to participate in any such telephone conference, more than one (1) time during any calendar year. Parent shall keep, and shall cause its Affiliates and sublicensees to keep, adequate books and records of accounting for the purpose of confirming whether any Milestone has occurred for a period of five (5) years following the end of the calendar year to which such books and records pertain.

(h) In the event that the Stockholders’ Representative believes in good faith that any Milestone has been achieved, it shall notify Parent in writing of such belief. To the extent Parent agrees, Parent shall make (or cause to be made) to Milestone Payment Recipients the corresponding Milestone Payment in accordance with Section 1.14(b) within ten (10) Business

Days of such notice, subject to the late payment interest set forth therein. To the extent Parent disagrees and disputes such achievement, the parties shall discuss and attempt to resolve such dispute. If the parties are unable to resolve such dispute within thirty (30) days of notification by Stockholders’ Representative of its belief, the parties will submit such matter for resolution by binding expert determination in accordance with the procedures set forth on Exhibit H. The Expert will make a determination as to whether or not such Additional Milestone Trigger Event has been achieved based on the data and information presented by the parties. If such Expert determines that such Milestone has been achieved, Parent shall pay the corresponding Milestone Payment to the Milestone Payment Recipients in accordance with Section 1.14(b), subject to the late payment interest set forth therein. Conversely, if such Expert determines that such Milestone has not been achieved, Parent shall not be obligated to pay the corresponding Milestone Payment until such Milestone has been achieved.

(i) The right of each Milestone Payment Recipient to receive such Milestone Payment Recipient’s Contingent Allocation with respect to any Milestone Payment shall not be evidenced by any form of certificate or instrument, and does not represent any ownership or equity interest in the Surviving Corporation, Parent or any of their respective Affiliates, and does not entitle any Milestone Payment Recipient to voting rights or rights to dividend payments. The right of each Milestone Payment Recipient to receive such Milestone Payment Recipient’s Contingent Allocation with respect to any Milestone Payment shall not be assignable or transferable except by (i) will, (ii) the Laws of intestacy, (iii) other operation of Laws or (iv) if such Milestone Payment Recipient is a partnership or a limited liability company, pursuant to (A) a Permitted Disposition to one or more partners or members of such Milestone Payment Recipient or (B) an assignment or transfer to one or more Affiliates of such Milestone Payment Recipient (excluding for purposes hereof, any portfolio company of such Milestone Payment Recipient); provided that, in each case, written notice of such assignment and transfer shall be promptly delivered to each of Parent and the Stockholders’ Representative by the transferor or assignor (or such transferor’s or assignor’s estate), which notice shall expressly set forth the transferor or assignor and the transferee or assignee, the rights to which such transfer or assignment related and the effective date of such transfer; and, provided, further, that as a condition to such transfer or assignment, the parties to such transfer or assignment shall (1) enter into a joinder to the Parent A-2/B Investor Agreements and (2) agree to provide to each of Parent and the Stockholders’ Representative, at their respective request, any additional evidence of the transfer or assignment that Parent or the Stockholders’ Representative, as the case may be, may reasonably request. None of Parent, the Surviving Corporation or the Stockholders’ Representative shall give effect to any purported assignment or transfer made in contravention of this Section 1.14(i). A “Permitted Disposition” means (A) a transfer or assignment by a venture capital fund to its limited partners pursuant to a distribution and (B) a transfer or assignment to a third party approved in writing in advance by Parent, such approval not to be unreasonably withheld, conditioned or delayed; provided that notwithstanding anything set forth in this Agreement, Parent shall have no obligation to approve any such transfer or assignment pursuant to the foregoing clause (B) if such transfer or assignment cannot, individually or taken together with any prior transfer or assignment and any potential future transfers or assignments and other facts and circumstances, be accomplished in a transaction that is, in Parent’s reasonable judgment, exempt from registration and qualification under, or would result in any other material adverse consequences under, U.S. federal and state securities laws or any other Law or would have an adverse Tax effect on Parent or its Affiliates (including the Surviving Corporation).

(j) Change of Control.

(i) During the period beginning at the Effective Time and ending on the date on which each applicable Additional Milestone Payment shall have been delivered to the Stockholders’ Representative or its designated agent for the benefit of the Milestone Payment Recipients, (A) Parent, the Surviving Corporation and their respective Affiliates may not directly or indirectly consummate a Change of Control unless the acquirer in such Change of Control explicitly and in writing assumes and succeeds to the obligations of Parent and the Surviving Corporation set forth in this Section 1.14 or such obligations are transferred to such acquirer by operation of law and (B) Parent shall provide written notice to the Stockholders’ Representative of any anticipated Change of Control not less than fifteen (15) Business Days prior to the consummation of such Change of Control.

(ii) In the event of a Change of Control of Parent, the Surviving Corporation or their respective Affiliates in accordance with Section 1.14(j)(i), the following shall apply:

(a) If at the time of the consummation of a Change of Control at least one Company Product (i) is the subject of an ongoing clinical trial being conducted pursuant to an active IND; (ii) has completed clinical trials under an active IND and is in the process of filing for, or has filed, an NDA or a BLA for a Company Product; (iii) has received Regulatory Approval; or (iv) is the subject of an active research program (but does not meet the requirements of clauses (i), (ii) or (iii) of this sentence), the Qualifying Valuation Milestone will be deemed to have occurred immediately prior to the consummation of such Change of Control and, except as set forth below, payment of the corresponding Additional Milestone Payment shall be made concurrently with payment to Parent equity holders receiving consideration pursuant to the terms of the definitive agreements effecting such Change of Control; provided that, the corresponding Additional Milestone Payment for such Qualifying Valuation Milestone shall be adjusted as follows: if the Change of Control transaction represents a valuation of Parent (excluding the value of any earn-outs or similar contingent payments that may be included in the terms of the applicable Change of Control transaction unless such payments are reasonably expected to be received within six (6) months of such Change of Control event as determined in good faith by Parent’s board of directors) in an amount (w) equal to or greater than three (3) times the QVM Valuation, then the Additional Milestone Payment payable shall equal five hundred million dollars ($500,000,000); (x) equal to or greater than two and three-quarters (2.75), but less than three (3) times the QVM Valuation, then the Additional Milestone Payment payable shall equal one hundred and fifty million dollars ($150,000,000); (y) equal to or greater than two and a half (2.5), but less than two and three-quarters (2.75) times the QVM Valuation, then the Additional Milestone Payment payable shall equal one hundred million dollars ($100,000,000); and (z) less than two and a half (2.5) times the QVM Valuation, then an Additional Milestone Payment payable shall equal zero dollars ($0); provided further that, in the case of clause (iv) of this sentence, payment of the Additional Milestone Payment for such Qualifying Valuation Milestone shall be made within fifteen (15) days after any Company Product first becomes the subject of a clinical trial conducted pursuant to an active IND. The “Residual Amount” shall mean the following: (I) in the case of a Change of Control described in subsection (x) above, $850,000,000 minus the aggregate amount of Milestone Payments paid hereunder prior to the consummation of such Change of Control transaction (excluding for this purpose the amount of any Additional Milestone Payment as a result of the deemed Qualifying Valuation Milestone); (II) in the case of a Change of Control described in subsection (y) above, $900,000,000 minus the aggregate amount of Milestone Payments paid hereunder prior to the consummation of such Change of Control transaction (excluding for this purpose the amount of any Additional Milestone Payment as a result of the deemed Qualifying Valuation Milestone) and (III) in the case of a Change of Control described in subsection (z) above, $1,000,000,000 minus the aggregate amount of Milestone Payments paid hereunder prior to the consummation of such Change of Control transaction. For clarity, the occurrence of a Change of Control described in subsection (w) above shall not give rise to a Residual Amount and the foregoing Sections 1.14(j)(ii)(b)-(g) shall not apply following such Change of Control; provided that, for the avoidance of doubt, the remainder of this Section 1.14 will continue to apply. Notwithstanding any provision in this Agreement to the contrary, following the consummation of a Change of Control transaction, the maximum aggregate amount of Additional Milestone Payments that may be paid pursuant to this Section 1.14 (including under the Carveout Plan or any other payments to Milestone Payment Recipients with respect to the Milestones, but excluding the amount of any Additional Milestone Payment as a result of the deemed Qualifying Valuation Milestone) will be equal to the Residual Amount.

(b) Section 1.14(c) shall no longer apply, but shall be replaced in its entirety with the following: “Notwithstanding anything in this Section 1.14 to the contrary, no Additional Milestone Payment in respect of an IND Milestone, a Pivotal Trial Milestone or the Japan Regulatory Milestone shall be payable or paid hereunder unless the applicable Additional Milestone Trigger Event shall have occurred prior to such time as the Milestone Payment Recipients have received an aggregate amount of Additional Milestone Payments following the Change of Control equal to the Residual Amount. From and after such time as the Milestone Payment Recipients have received an aggregate amount of Additional Milestone Payments following the Change of Control equal to payment of the Residual Amount, no further payments shall be payable or paid and no notice shall be required pursuant to Section 1.14(c) in respect of any Milestone.”

(c) The phrase “less any Additional Milestone Payments paid in (2), (3) and (4) above” shall be removed from the Additional Milestone Payment corresponding to the Regulatory Milestone ((5) in Table 1.14) in Table 1.14.

(d) Subject to the last sentence of Section 1.14(j)(ii)(a), the Additional Milestone Payments to be paid upon the achievement of an IND Milestone ((2) in Table 1.14) shall be payable an additional three (3) times, such that the Additional Milestone Payment for the IND Milestone is payable upon the first six (6) occurrences of the IND Milestone in total, in the following amounts following the first three occurrences: (x) fourth occurrence, $75,000,000, (y) fifth occurrence, $50,000,000 and (z) sixth occurrence, $25,000,000. Any prior achievement of an IND Milestone is to be taken into account when determining the amount of the Additional Milestone Payment corresponding to the IND Milestone following a Change of Control. For example, if the Additional Milestone Payment for the first occurrence of the IND Milestone (i.e., $75,000,000) is paid prior to the Change of Control, then upon the second occurrence of the IND Milestone occurring following the Change of Control, the Additional Milestone Payment for the second occurrence (i.e., $50,000,000) will be payable.

(e) Subject to the last sentence of Section 1.14(j)(ii)(a), the Additional Milestone Payments in connection with the Pivotal Trial Milestone ((3) in Table 1.14) shall be payable an additional three (3) times, such that the Additional Milestone Payment for the Pivotal Trial Milestone is payable upon the first six (6) occurrences of the Pivotal Trial Milestone in total, in the following amounts following the first three occurrences: (x) fourth occurrence, $150,000,000, (y) fifth occurrence, $100,000,000 and (z) sixth occurrence, $50,000,000. Any prior achievement of a Pivotal Trial Milestone is to be taken into account when determining the amount of the Additional Milestone Payment corresponding to the Pivotal Trial Milestone following a Change of Control. For example, if the Additional Milestone Payment for the first occurrence of the Pivotal Trial Milestone (i.e., $150,000,000) is paid prior to the Change of Control, then upon the second occurrence of the Pivotal Trial Milestone occurring following the Change of Control, the Additional Milestone Payment for the second occurrence (i.e., $100,000,000) will be payable.

(f) The Additional Milestone Payments payable in connection with the Japan Regulatory Milestone and Regulatory Milestone may be payable more than once, upon subsequent occurrences of the applicable Additional Milestone Trigger Event, but, in all events, subject to Section 1.14(c) (as revised in Section 1.14(j)(ii)(b) above) and the last sentence of Section 1.14(j)(ii)(a).

(g) Section 1.14(d)(ii) shall no longer apply and shall be deleted in its entirety; for clarity, Section 1.14(d)(i) shall remain and continue to apply.

(h) Section 1.14(e) shall no longer apply to any future Additional Milestone Payments such Additional Milestone Payments shall be payable in cash only.

(i) In addition to Section 1.14(j)(i) above, and, for clarity, the acquirer’s assumed obligations in Section 1.14(f), Parent shall use commercially reasonable efforts to negotiate with the acquirer additional diligence obligations, in respect of any remaining Milestones, that are consistent with and appropriate for the applicable stage of the Company Products at such time.

(j) The written reports required to be provided to Stockholders’ Representative pursuant to the first sentence of Section 1.14(g) shall be provided on a quarterly basis within thirty (30) days following the end of each calendar quarter.

(k) The telephone conference with the Stockholders’ Representative or its designee(s) required by the second sentence of Section 1.14(g) shall not occur more than four (4) times in any calendar year.

(l) In addition to the reporting requirements in Section 1.14(g), following such Change of Control until all Additional Milestone Payments have been made, Parent (or its Affiliate, including the acquirer) shall promptly notify (and, in any event, within fifteen (15) Business Days of such occurrence) Stockholders’ Representative of any material adverse development with respect to any Company Product.

1.15 Set-Off Right. Notwithstanding any provision of this Agreement to the contrary, the parties hereby acknowledge and agree that, in addition to any other right hereunder, Parent shall have the right, but not the obligation, from time to time to set off any indemnification payments finally determined pursuant to Article VIII to be owed by the Indemnifying Stockholders to the Parent Indemnified Parties at such time against any Milestone Payment that is owed and has not yet been paid.

ARTICLE II.

CLOSING

2.1 The Closing. The closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, at 9:00 a.m. as soon as reasonably practicable (and, in any event, within three (3) Business Days) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI hereof, or at such other time, date and location (or by electronic exchange of signatures) as Parent and the Company may agree in writing (the date of the Closing, the “Closing Date”).

2.2 Pre-Closing Deliveries.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of (i) Closing Indebtedness, (ii) Unpaid Transaction Expenses and (iii) Closing Cash. The Company shall consult with Parent and its accountants with respect to the preparation of the Estimated Closing Statement and shall deliver appropriate supporting documentation, in detail reasonably acceptable to Parent, concurrently with the delivery of the Estimated Closing Statement. Parent and its Representatives shall have reasonable access during normal business hours to the books, records and officers of the Company to the extent reasonably required in connection with their review of the Estimated Closing Statement and the components thereof. If prior to the Closing Date, Parent disputes all or any portion of the Estimated Closing Statement, the Company and Parent shall promptly meet and resolve in good faith any disagreements concerning the Estimated Closing Statement and the components thereof prior to the Closing.

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a schedule in spreadsheet format (the “Consideration Schedule”), in form and substance reasonably satisfactory to Parent and certified as complete and correct by the Company’s chief executive officer, setting forth all of the following information as of immediately prior to the Closing: (i) the names of all of the Company Stockholders and their respective addresses and, to the extent known by the Company, their respective e-mail addresses, (ii) the number and type of shares of Company Capital Stock held by such Company Stockholders and the respective certificate numbers representing such shares, (iii) the number of shares of Company Capital Stock held by such Company Stockholders that constitute Company Restricted Shares and the vesting schedule thereof, (iv) the date of acquisition of shares of Company Capital

Stock, (v) the calculation of the Fully Diluted Common Shares and the Aggregate Closing Parent Shares, (vi) the calculation of aggregate cash amounts, Parent Series A-2 Preferred Shares releasable to each Indemnifying Stockholder at Closing pursuant to Section 1.5 assuming each Indemnifying Stockholder is paid either a cash amount, Parent Series A-2 Preferred Shares pursuant to Section 1.5, (vii) the calculation of each Company Stockholder’s Pro Rata Share and Indemnity Pro Rata Share, (viii) a funds flow memorandum setting forth applicable wire transfer instructions and (ix) if required, any information relating to cost basis reporting under Section 6045 of the Code and the Treasury Regulations promulgated thereunder, such as the acquisition date and acquisition price of any Company Capital Stock held by a Person that are “covered securities” within the meaning of Section 6045(g)(3) of the Code. All amounts and allocations set forth in the Consideration Schedule shall be conclusive and binding upon the Company and the Company Stockholders and neither Parent or Merger Sub, nor, after Closing, the Surviving Corporation shall have any obligation to verify the accuracy of the Consideration Schedule. In the event of any inconsistency between the Consideration Schedule and any provision of the Company Certificate or any other document, the Consideration Schedule shall control in all respects. The Consideration Schedule shall be revised by the parties to reflect the resolution of any disputes pursuant to Section 2.2(a), the amount of Closing Cash, any increase in Closing Indebtedness and Unpaid Transaction Expenses following Parent’s receipt of the Payoff Letters and final invoices pursuant to Section 2.2(c). An illustrative Consideration Schedule prepared under the assumption that the Closing was required to occur on the date of this Agreement is set forth in Section 2.2(b) of the Company Disclosure Schedule; provided that such illustrative Consideration Schedule need not contain the addresses of Company Stockholders or information that is responsive to clauses (viii) and (ix) above.

(c) No later than three (3) Business Days prior to the Closing Date, the Company shall obtain and deliver to Parent accurate and complete copies of: (i) with respect to each item of Indebtedness of the Company, if any, a payoff letter, dated no more than three (3) Business Days prior to the Closing Date and in form and substance reasonably satisfactory to Parent, from the lender of such item of Indebtedness and setting forth the amounts payable to such lender to (A) fully satisfy and discharge such Indebtedness as of the Closing and (B) terminate and release any Encumbrances related thereto (each, a “Payoff Letter”); and (ii) an invoice from each advisor or other service provider to the Company, dated no more than three (3) Business Days prior to the Closing Date, with respect to all Transaction Expenses due and payable to such advisor or other service provider, as the case may be, as of the Closing Date.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows, except as otherwise set forth on the Company Disclosure Schedule, which representations and warranties are, as of the date hereof, true and correct (except for representations and warranties that by their terms are made only as of a specific date or time, which need only be true and correct as of such date or time):

3.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Company.

3.2 Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and all agreements contemplated by this Agreement to be executed and delivered by the Company, as the case may be, pursuant hereto, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and such other agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly approved by the Company Board. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby (other than the Requisite Stockholder Approval). The Requisite Stockholder Approval is the only vote or consent of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the terms of the Merger and the consummation of the transactions contemplated hereby. This Agreement has been, and such other agreements will be, duly executed and delivered by the Company and is, and such other agreements will be, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other similar Laws affecting creditors’ rights generally and (b) the general principles of equity, regardless of whether asserted in a Proceeding in equity or at Law.

3.3 Governmental Consents and Filings. Assuming the accuracy of the representations made by Parent and Merger Sub in Article IV, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Closing, and (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws.

3.4 No Conflict or Violation. The Company is not in violation or default: (a) of any provisions of its Organizational Documents, (b) of any Order, (c) under any note, indenture or mortgage, (d) under any Company Material Contract to which it is a party or by which it is bound that is required to be listed on the Company Disclosure Schedule, or (e) of any provision of federal or state Law applicable to the Company, except, in each case of each of clauses (b) and (e), were such violation or default would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a material default under any such provision, instrument, Order, or Company Material Contract; or (ii) an event which results in the creation of any Encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material Permit applicable to the Company.

3.5 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of:

(i) 17,550,000 shares of Company Common Stock, 5,038,237 shares of which are issued and outstanding as of the date hereof. All of the outstanding shares of Company Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. The Company holds no Company Common Stock in its treasury.

(ii) 10,794,127 shares of Company Preferred Stock, of which all of such shares have been designated Series A Preferred Stock, 10,762,877 of which are issued or outstanding as of the date hereof. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Certificate and as provided by the DGCL. The Company holds no Company Preferred Stock in its treasury.

(b) As of the date hereof, the Company has reserved 1,464,350 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Plan. Of such reserved shares of Company Common Stock, 639,367 options to purchase or stock purchase rights have been granted, 30,000 Company Restricted Shares have been issued under the Company Plan, and 792,396 shares of Company Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Company Plan. The Company has made available to Parent complete and accurate copies of the Company Plan and forms of agreements approved by the Company Board for use thereunder.

(c) Except as set forth on Section 3.5(c) of the Company Disclosure Schedule, (i) there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Company of any shares of Company Capital Stock or any other securities, phantom stock rights or capital stock of the Company, (ii) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (iii) none of the outstanding shares of Company Capital Stock is subject to any right of first refusal or similar right in favor of the Company or any other Person, and (iv) there is no Contract to which the Company or any holder of Company Capital Stock is bound restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, and is not bound by any Contract pursuant to which it may become obligated, to repurchase, sell, issue, redeem or otherwise acquire any shares of Company Capital Stock, any other securities or any rights related thereto.

(d) Section 3.5(d) of the Company Disclosure Schedule sets forth accurate and complete information with respect to (x) the holder, the grant date, the vesting, the exercise price, the expiration date, the shares underlying and the tax status of each Company Option outstanding as of the date of this Agreement and (y) the intended holder, the vesting, the shares underlying and the tax status of each Company Option promised by the Company but not yet granted. All outstanding Company Options were granted pursuant to the terms of the Company Plan. The Company has provided or otherwise made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted such Company Options and the form of all stock option agreements evidencing such Company Options. Each Company Option is exempt from Section 409A of the Code. Except as set forth on Section 3.5(d) of the Company Disclosure Schedule, each Company Option characterized by the Company as an “incentive stock option” within the meaning of Section 422 of the Code complies with all of the applicable requirements of Section 422 of the Code.

(e) A total of 31,250 shares of Series A Preferred Stock are reserved for issuance pursuant to outstanding Company Warrants as of the date of this Agreement. Section 3.5(e) of the Company Disclosure Schedule sets forth accurate and complete information with respect to the holder, the exercise price, the expiration date and the shares underlying each Company Warrant outstanding as of the date of this Agreement. The Company has provided or otherwise made available to Parent accurate and complete copies of all Company Warrants and the form of all warrant purchase or other agreements relating to such Company Warrants.

(f) Except as set forth on Section 3.5(f) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Merger. All outstanding Company Options and Company Warrants have been issued and granted in material compliance with all applicable Laws as of the time of grant and issuance.

(g) The Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

3.6 Securities Laws.

(a) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable.

(b) Neither the Company, nor any of its officers, directors, employees, agents or stockholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Parent Series A-2 Preferred Shares.

3.7 Litigation. There is no Action pending or to the Company’s Knowledge, currently threatened in writing (a) against the Company; (b) against any officer, director or employee of the Company arising out of their employment or board relationship with the Company; (c) that questions the validity of this Agreement or the agreements contemplated by this Agreement to which the Company is a party or the right of the Company to enter into them, or to consummate the transactions contemplated hereby or thereby; or (d) that would reasonably be expected, either individually or in the aggregate, to result in material Liability to the Company or materially impair the operation of the Company’s business. Neither the Company nor, to the Company’s Knowledge, any of its officers, directors or employees is a party or is named as subject to the provisions of any Order (in the case of officers, directors or employees, such as would affect the Company). There is no Action by the Company pending or which the Company intends to initiate. The foregoing includes Actions pending or threatened in writing involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of (i) each item of Company Registered Intellectual Property, (ii) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed, the applicable application, registration, or serial or other similar identification number, the filing date or registration date and issuance or grant date, (iii) in the case of a trademark or pending application for a trademark, the class of goods covered and the expiration date, or if applicable the internet domain name registration, the name of the registrant and the name of the registrar, (iv) the record owner thereof and (v) all registration, maintenance or renewal fees that are due or filings that must be made within 120 days of the date hereof for the purposes of maintaining, perfecting, preserving or renewing any registrations for such Intellectual Property. The Company has provided to Parent complete and accurate copies of all invention disclosures, applications, material correspondence with any Governmental Authority, and other material documents related to the prosecution and maintenance of each such item of Company Registered Intellectual Property.

(b) The Company exclusively owns all right, title, and interest to and in Company Intellectual Property (other than (i) Company Intellectual Property exclusively and non-exclusively licensed to the Company, as identified in Section 3.8(b)(i) of the Company Disclosure Schedule and (ii) commercially available software products under standard end-user object code license agreements (“Off-the-Shelf Software Licenses”)), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing: (1) all documents and instruments necessary to register or apply for or renew registration of Company Registered Intellectual Property have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority; (2) each item of Company Registered Intellectual Property is and at all times has been filed and maintained in compliance with all applicable Laws (including without limitation all applicable duties of candor and good faith in dealing with any applicable patent office, including the United States Patent and Trademark Office and any comparable foreign patent office) and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered Intellectual Property in full force and effect have been made by the applicable deadline; (3) except as set forth in Section 3.8(b)(i) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property in which the Company has an ownership interest; and (4) the Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company Intellectual Property to any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business.

Section 3.8(b)(i) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each Contract pursuant to which any Person granted to the Company any license or right or interest in any Intellectual Property (other than Off-the-Shelf Software Licenses). The Company has delivered or made available to Parent, a complete and accurate copy of all Contracts listed on Section 3.8(b)(i) of the Company Disclosure Schedule. With respect to each of such Contracts: (x) each such Contract is valid and binding on the Company and in full force and effect; (y) the Company has not received any written notice of termination or cancellation under such Contract, or received any written notice of breach or default under such Contract, which breach has not been cured or waived; and (z) the Company, and to the Company’s Knowledge, no other party to any such Contract, is in breach or default thereof in any material respect. The consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any such Contract, nor give any third party to any such Contract the right to do any of the foregoing. Following the closing of the transactions contemplated by this Agreement, the Parent itself or the Company will be permitted to exercise all of the rights of the Company under such Contracts to the same extent the Company would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay.

(c) Section 3.8(c) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each Contract pursuant to which any Person has been granted by Company any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Intellectual Property, and except as set forth on Section 3.8(c) of the Company Disclosure Schedule, there exists no obligation by the Company to assign, license or otherwise transfer any of the Company Intellectual Property to any Person. Except as set forth on Section 3.8(c) of the Company Disclosure Schedule, the Company is not bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Intellectual Property anywhere in the world. Other than with respect to Off-the-Shelf Software Licenses, and the Contracts set forth on Section 3.8(b)(i) and Section 3.8(c) of the Company Disclosure Schedule, there are no outstanding Contracts, options, licenses, agreements, claims, Encumbrances or shared ownership interests of any kind relating to (i) Foundational IP (as defined in that certain license agreement, effective as of February 17, 2016, by and between Flagship Pioneering Innovations V, Inc. and the Company) and any Company Intellectual Property in which the Company has an ownership interest, and (ii) to the Company’s Knowledge, any other Company Intellectual Property.

(d) The issued patent rights within the Company Registered Intellectual Property are to the Company’s Knowledge valid and enforceable. There is no pending or, to the Company’s Knowledge threatened: opposition, interference, reexamination, injunction, claim, suit, action, citation, summon, subpoena, investigation (by the International Trade Commission or otherwise), complaint, arbitration, mediation, demand, decree or other dispute, disagreement, proceeding or claim, in each case before a court or other Governmental Authority (collectively “Disputes”) challenging the legality, validity, enforceability, inventorship, ownership, or right to use, sell, license or dispose of any of the Company Intellectual Property or alleging any misuse of any of the Company Intellectual Property nor, to the Company’s Knowledge, is there any basis for any such Dispute (provided the foregoing representation is made to Company’s Knowledge with respect to Intellectual Property licensed to the Company). The Company Intellectual Property is not subject to any outstanding Order, settlement or other disposition as the result of a Dispute (provided the foregoing representation is made to Company’s Knowledge with respect to Intellectual Property licensed to the Company), and the Company has not received any written notice asserting that any Company Intellectual Property or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(e) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as a trade secret. To the Company’s Knowledge there have been no unauthorized disclosures of any trade secrets of the Company. Each employee of and consultant to the Company has executed a valid, enforceable agreement that assigns to the Company all Intellectual Property rights he or she conceives, makes or invents pursuant to such agreement that are related to the Company’s business as now conducted and as presently proposed to be conducted and that contains confidentiality provisions protecting trade secrets and confidential information of the Company. To the Company’s Knowledge, no current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company Intellectual Property. To the Company’s Knowledge, no employee of the Company or is (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (ii) in breach of any Contract with any former employer or other Person concerning, or confidentiality provisions protecting trade secrets and confidential information comprising, Company Intellectual Property.

(f) To the Company’s Knowledge, the Company Intellectual Property constitutes all Intellectual Property necessary for the Company to conduct its business as currently conducted. To the Company’s Knowledge, the Company owns or possesses sufficient legal rights to, and has the right to bring actions for the infringement of, all Company Intellectual Property without any conflict with, or infringement of, the rights of others (but subject to any Contract rights or obligations with respect to Company Intellectual Property licensed to the Company). The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the Intellectual Property of any other Person. No formal, written legal opinion concerning or with respect to any third party Intellectual Property rights relating to any technology or process or product candidate developed or proposed to be developed, marketed or sold by the Company, including without limitation any freedom-to-operate, product clearance, or right-to-use opinion, has been conducted by or on behalf of, or delivered to the Company. To the Company’s Knowledge, no third party is infringing upon, or violating any license or agreement with the Company relating to any Company Intellectual Property.

(g) To the Company’s Knowledge, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. To the Company’s Knowledge, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired. Section 3.8(g) of the Company Disclosure Schedule sets forth all material unregistered trademarks owned by the Company or used by the Company in the conduct of its business as currently conducted and currently planned to be conducted.

(h) Except as set forth in Section 3.8(b)(i) and Section 3.8(c) of the Company Disclosure Schedule, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

3.9 Company Material Contracts.

(a) Except for this Agreement and the Contracts listed in Section 3.9(a) of the Company Disclosure Schedule (any such Contract listed or required to be listed on Section 3.9(a) of the Company Disclosure Schedule, a “Company Material Contract”), as of the date of this Agreement, there are no Contracts to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000 on an annual basis, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company (except for Off-the-Shelf Software Licenses and other agreements generated in the ordinary course of business consistent with past practice that are not material, either individually or in the aggregate, to the Company, such as employee assignment agreements, non-disclosure agreements, consulting agreements, evaluation agreements and material transfer agreements), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, (iv) indemnification by the Company with respect to infringements of proprietary rights (other than any agreement entered into in the ordinary course of business consistent with past practice), (v) any employment or restrictive covenant agreements (except for the Company’s standard form offer letters and proprietary information agreement) and consulting agreements (except for the Company’s standard form consulting agreements) which involve payments by the Company in excess of $100,000 on an annual basis, (vi) any distributor or sales representative agreement, (vii) any agreement under which the Company is restricted from carrying on its business anywhere in the world, (viii) any agreement for the disposition of a material portion of the Company’s assets (other than for the sale of inventory in the ordinary course of business), (ix) any material lease or sublease pursuant to which the Company leases from others real or personal property or (x) any agreement for the acquisition by the Company of the business or securities or other ownership interests of another party.

(b) The Company has provided or otherwise made available to Parent a correct and complete copy of each Contract required to be listed in Section 3.9(a) of the Company Disclosure Schedule. With respect to each such Company Material Contract: (i) the Contract is legal, valid, binding, enforceable, and in full force and effect; (ii) neither the Company nor, to the Company’s Knowledge, any other party is in material breach or default, and to the Company’s Knowledge, no event has occurred and no circumstance or condition exists, which with or without notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under such Contract, or give any Person the right to cancel, terminate or modify any such Contract; or (iii) to the Company’s Knowledge, no party has repudiated any provision of such Contract.

3.10 Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, (iii) the purchase of shares of Company Capital Stock, in each instance, approved in the written minutes of the Company Board (previously provided to Parent) and (iv) as otherwise disclosed in Sections 3.10(a), 3.16(f) and 3.16(g) of the Company Disclosure Schedule, there are no agreements, understandings or proposed transactions between the Company and any of its officers or their direct reports, directors, consultants or key employees, or any Affiliate of the Company or any of the foregoing.

(b) The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of the Company or any of the foregoing (each, a “Company Related Person”), other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. Except as set forth on Section 3.10(b) of the Company Disclosure Schedule, no Company Related Person is, directly or indirectly, indebted to the Company or, to the Company’s Knowledge, has any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company’s customers, suppliers, service providers, joint venture partners, licensees or competitors, (ii) direct or indirect ownership interest in any entity with which the Company is affiliated or with which the Company has a business relationship, or any entity which competes with the Company (other than any ownership of less than two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with the Company) or (iii) financial interest in any material Contract with the Company.

3.11 Voting Rights. Except as contemplated in the Company Voting Agreement, to the Company’s Knowledge, no Company Stockholder has entered into any agreements with respect to the voting of shares of Company Capital Stock.

3.12 Property. The tangible property and assets that the Company owns are free and clear of all Encumbrances, except for Permitted Encumbrances. With respect to the tangible property and assets it leases, the Company is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. The Company does not own, and has not ever owned, any real property.

3.13 Financial Statements. The Company has delivered to Parent its unaudited financial statements as of December 31, 2016 and December 31, 2017 and for the years ended December 31, 2016 and December 31, 2017 and its unaudited financial statements (including balance sheet, income statement, stockholders’ equity and statement of cash flows) as of September 30, 2018 (the “Company Balance Sheet Date”) and for the nine-month period ended on the Company Balance Sheet Date (collectively, the “Company Financial Statements”). The

Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Company Financial Statements may not contain all footnotes required by GAAP. The Company Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Company Financial Statements to normal year-end audit adjustments. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

3.14 Undisclosed Liabilities. The Company does not have any material Liabilities other than: (a) Liabilities disclosed and provided for on the Company Balance Sheet or in the notes thereto; (b) accounts payable or accrued salaries or employee benefits that have been incurred by the Company since the Company Balance Sheet Date in the ordinary course of business; (c) Liabilities under the express terms of executory Contracts to which the Company is a party (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law); and (d) Liabilities arising under this Agreement.

3.15 Absence of Changes. Since July 1, 2018, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on the Company;

(b) any damage, destruction, loss or other event or development, whether or not covered by insurance, that would have a Material Adverse Effect on the Company;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any Encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect on the Company;

(e) any material change in any compensation arrangement or agreement with any employee, officer or director of the Company;

(f) any resignation or termination of employment of any officer, direct report of an officer or key employee of the Company;

(g) any mortgage, pledge, transfer of a security interest in, or Encumbrance, created by the Company, with respect to any of its material properties or assets, except Permitted Encumbrances;

(h) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(i) any declaration, setting aside or payment or other distribution in respect of any of the Company’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(j) any sale, assignment or transfer of any Company Intellectual Property; or

(k) any arrangement or commitment by the Company to do any of the things described in this Section 3.15 (other than negotiations and agreements with Parent and its Representatives regarding the transactions contemplated by this Agreement).

3.16 Employee Matters.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the names, titles, annual base salary or hourly rate or other compensation rate, commission or bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location, whether the employee or independent contractor regularly works more than 40 hours a week (or 8 hours a day in California), and leave status (including type of leave and expected duration) of all employees of and independent contractors to the Company as of the date of this Agreement, whether any employee is on a work visa or work permit (and applicable date of expiration) and each employee’s status as being exempt or nonexempt from the application of state and federal wage and hour Laws.

(b) To the Company’s Knowledge, none of its employees is obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Order, that would materially interfere with such employee’s ability to promote the interest of the Company or that would conflict with the Company’s business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company’s business by the employees of the Company, nor the conduct of the Company’s business as now conducted and as presently proposed to be conducted, will, to the Company’s Knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company is, and has been at all times since incorporation, in compliance in all material respects with all applicable state and federal equal employment opportunity Laws and with other Laws related to labor and employment, including those related to wages, hours, worker classification and collective bargaining. The Company has at all times since incorporation, withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) To the Company’s Knowledge, no key employee has expressed an intention to terminate employment with the Company or is otherwise likely to become unavailable to continue as a key employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Section 3.16(d) of the Company Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e) The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Company Board.

(f) Each former officer or direct report of an officer whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(g) Section 3.16(g) of the Company Disclosure Schedule sets forth an accurate and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and each material employment, consulting, advisory, independent contractor, severance or similar Contract and each other material plan, agreement, policy, program, commitment or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, retention, equity or other equity-related rights, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, welfare benefits, life, accident, dental or vision benefits, tuition benefits, vacation or paid-time-off, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits, change of control payments, post-employment or retirement benefits and other employee benefits, in any case, which is maintained, administered or contributed to by the Company thereof and covers any employee or former employee of the Company, or with respect to which the Company has or may have any liability (whether actual or contingent) (collectively, the “Employee Plans”). The Company has made available to Parent a true, correct and complete copy of each of the Employee Plans and related plan documents. The Company has made all required contributions or has accrued such contributions in accordance with the terms of the applicable Employee Plan and has no liability under any such Employee Plans for post-termination or retiree payments and benefits, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with its terms and all applicable Laws for any such Employee Plan.

(h) Neither the Company nor any current or former ERISA Affiliate of the Company maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate of the Company is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(i) The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Company’s Knowledge, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Company’s Knowledge, threatened, which would be material to the Company, nor is the Company aware of any labor organization activity involving its employees.

(j) To the Company’s Knowledge, none of the key employees, officers or their direct reports, or directors of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

(k) No Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(l) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person. No amount paid or payable by the Company in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999 or will not be deductible by the Company by reason of Code Section 280G. Section 3.16(l) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

3.17 Tax Matters.

(a) The Company has duly and timely filed with the appropriate Tax authorities all Tax Returns required to be filed by, or with respect to, the Company. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by the Company (whether or not shown on any Tax Returns) have been timely paid. The Company is not currently the beneficiary of any extension (other than automatic extensions) of time within which to file any Tax Return. No written claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of the Company did not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) as adjusted for ordinary course operations and transactions consistent with the past practice of the Company through the Closing Date. Since the Company Balance Sheet Date, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Tax Authority. There are no pending audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company, nor are any threatened in writing. The Company has delivered or made available to Parent complete and accurate copies of all federal and material state, local and foreign income Tax Returns of the Company (and any predecessor thereof) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company (or any predecessors thereof). The Company (or any predecessor thereof) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. There are no Encumbrances for Taxes upon any property or asset of the Company (other than Encumbrances described in clause (b) of the definition of Permitted Encumbrances).

(d) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or open transaction or other similar transaction on or prior to the Closing Date, any accounting method change made or required to be made on or prior to the Closing Date, any agreement with a Tax Authority entered into on or prior to the Closing Date, the use of an improper method of accounting for any period or portion thereof ending prior to the Closing Date, any written agreement with a Tax Authority with respect to Taxes pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) or private letter ruling with respect to the Company, any prepaid amount received on or prior to the Closing (other than in the ordinary course of business), an election under Section 965(h) of the Code, the application of Section 965 of the Code or any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law) in respect of taxable periods (or portions thereof) ending on or prior to the Closing Date.

(e) The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(f) The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract.

(g) The Company has not been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(h) The Company has not ever been a member of an affiliated group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes. The Company does not have any liability for the Taxes of any Person (other than Taxes of the Company) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract or (iv) otherwise.

(i) The Company has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor and equityholders of the Company.

(j) The Company has not been a party to any distribution that the parties to which treated as satisfying the requirements of Section 355 of the Code.

(k) The Company has not, or has ever had, a branch or permanent establishment (within the meaning of an applicable Tax treaty) in a jurisdiction other than the United States.

(l) The Company has not taken any action and does not know of any fact that would reasonably be expected to prevent the Merger and the Series A-2 Financing, taken together, from qualifying as an exchange satisfying the requirements of Section 351 of the Code.

(m) To the Company’s Knowledge, no Company Stockholders have, at the Closing, a binding commitment to dispose of Parent Common Stock, Parent Series A-1 Preferred Stock, Parent Series A-2 Preferred Stock, or Parent Series B Preferred Stock.

Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties regarding the amount of, or any limitations on, any Tax asset or attribute of the Company (e.g., net operating losses) arising in any Pre-Closing Tax Period (including the portion of the Straddle Period ending on the Closing Date) (each, a “Tax Attribute”), or the ability of Parent or any of its Affiliates (including the Surviving Corporation) to utilize such Tax Attributes after the Closing.

3.18 Insurance. The Company has made available to Parent a list of, and accurate and complete copies of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company as of the date of this Agreement, each of which is in full force and effect, together with a claims history. Other than claims made in the ordinary course, there are no pending claims under any such policies or bonds, including any claims for loss or damage to the properties, assets or business of the Company. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and the Company has otherwise complied fully with the terms and conditions of all such policies and bonds. The Company has no Knowledge of any actual or threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. The Company does not have any self-insurance or co-insurance programs.

3.19 Employee Agreements. Each current and former employee and officer of the Company, and each consultant of the Company involved in the creation of Company Intellectual Property has executed an agreement with the Company (or an agreement with applicable provisions) regarding confidentiality and proprietary information (an “Inventions Assignment Agreement”) substantially in the form or forms delivered to Parent. No such current or former employee, consultant or officer has excluded works or inventions from his or her assignment of inventions pursuant to such person’s Inventions Assignment Agreement. Each such current and former employee has executed an agreement containing a non-solicitation and non-competition obligation substantially in the form or forms delivered to Parent. The Company is not aware that any of its employees, consultants or officers is in violation of any agreement covered by this Section 3.19.

3.20 Compliance with Laws; Permits. The Company is, and has at all times since incorporation been, in compliance, in all material respects, with, and is not, and has not since incorporation been, a recipient of written notice of any violation of, or, to the Company’s Knowledge, threatened to be charged with any violation of or under investigation with respect to, any applicable Law. The Company has all material Permits, and has made all necessary filings required under applicable Law, necessary to conduct the business of the Company. The Company is, and has been since incorporation, in compliance in all material respects with each such material Permit. The Company has not received any written notice or other written communication regarding any actual or possible violation of or failure to comply with any term or requirement of any such material Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any such material Permit. Section 3.20 of the Company Disclosure Schedule sets forth (a) an accurate and complete list of all Permits issued to the Company and (b) an accurate and complete list of all Permits for which the Company has applied or has taken the steps necessary to secure or maintain within the three (3) months prior to the date hereof or that the Company otherwise intends to obtain. Each such Permit has been validly issued or obtained.

3.21 83(b) Elections. Each holder of Company Restricted Shares that were subject to vesting as of the date of issuance has provided to the Company evidence that such holder timely filed an election under Section 83(b) of the Code. A copy of the evidence provided to the Company of each election made under Section 83(b) of the Code in respect of Company Restricted Shares has been made available to Parent.

3.22 Corporate Documents. The Company Certificate and bylaws of the Company are in the form provided to Parent. The copy of the minute books of the Company provided to the Parent contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation through the date hereof and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

3.23 Environmental and Safety Laws. To the Company’s Knowledge, in all material respects, (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or to the Company’s Knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a “Hazardous Substance”), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to Parent true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments.

3.24 Data Privacy. In connection with its collection, storage, transfer (including any transfer across national borders) and/or use of any Personal Information, the Company is and has been to the Company’s Knowledge, in compliance in all material respects with all applicable Laws in all relevant jurisdictions, the Company’s privacy policies and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. To the extent the Company maintains or transmits protected health information, as defined under 45 C.F.R. § 160.103, the Company is in compliance in all material respects with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including all rules and regulations promulgated thereunder. The Company has complied and is in compliance in all material respects with all applicable safeguarding requirements of the FDA regulations. The Company is and has been, to the Company’s Knowledge, in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations.

3.25 Takeover Statutes. The Company Board has taken all actions necessary so that the restrictions on take-over bids, equity acquisitions, business combinations and equityholder vote and any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other similar anti-takeover laws or regulations that are or may purport to be applicable will not apply with respect to or as a result of the Merger or the other transactions contemplated by this Agreement.

3.26 No Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or who is or may be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows, except as otherwise set forth on the Parent Disclosure Schedule, which representations and warranties are, as of the date hereof, true and correct (except for representations and warranties that by their terms are made only as of a specific date or time, which need only be true and correct as of such date or time):

4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. Each of Parent and Merger Sub is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on Parent.

4.2 Authorization. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and all agreements contemplated by this Agreement to be executed and delivered by Parent or Merger Sub, as the case may be, pursuant hereto, to consummate the transactions contemplated hereby and thereby and to perform their obligations hereunder and thereunder. The execution and delivery by Parent and Merger Sub of this Agreement and such other agreements and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly approved by the Parent Board and the board of directors of Merger Sub. With the exception of final authorization of the Parent Series A-2/B Purchase Agreement and the transactions contemplated thereby, which will be obtained on or prior to the Closing Date, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby (other than the approval of Parent, as the sole stockholder of Merger Sub). This Agreement has been, and such other agreements will be, duly executed and delivered by each of Parent and Merger Sub and is, and such other agreements will be, the legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other similar Laws affecting creditors’ rights generally, (b) the general principles of equity, regardless of whether asserted in a Proceeding in equity or at Law and (c) to the extent the indemnification provisions contained in the Parent IRA and the A&R Parent IRA may be limited by applicable federal or state securities laws.

4.3 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Company in Article III and each of the Company Stockholders in their Letters of Transmittal, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of Parent in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Parent Restated Certificate, which will have been filed as of the Closing, (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner, and (iii) the filing of the Certificate of Merger.

4.4 No Conflict or Violation. Neither Parent nor Merger Sub is in violation or default: (a) of any provisions of its Organizational Documents, (b) of any Order, (c) under any note, indenture or mortgage, (d) under any Contract to which it is a party or by which it is bound that is required to be listed on Section 4.10(a) of the Parent Disclosure Schedule, or (e) of any provision of federal or state Law applicable to Parent or Merger Sub. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a material default under any such provision, instrument, Order, or contract; or (ii) an event which results in the creation of any Encumbrance upon any assets of Parent or Merger Sub or the suspension, revocation, forfeiture, or nonrenewal of any material Permit applicable to Parent or Merger Sub.

4.5 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Parent is the sole stockholder of Merger Sub.

4.6 Capitalization.

(a) As of the date hereof, the authorized capital stock of Parent consists of:

(i) 187,250,000 shares of Parent Common Stock, 109,618,000 shares of which are issued and outstanding as of the date hereof. All of the outstanding shares of Parent Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. Parent holds no Parent Common Stock in its treasury.

(ii) 48,850,000 shares of Preferred Stock of Parent, of which 48,850,000 shares have been designated Parent Series A-1 Preferred Stock, 45,850,000 shares of which are issued and outstanding as of the date hereof. As of the date hereof, the rights, privileges and preferences of the Parent Series A-1 Preferred Stock are as stated in the Parent Restated Certificate and as provided by the DGCL. Parent holds no Parent Series A-1 Preferred Stock in its treasury.

(b) As of the date hereof, Parent has reserved 27,300,000 shares of Parent Common Stock for issuance to officers, directors, employees and consultants of Parent pursuant to the Parent Plan. Of such reserved shares of Parent Common Stock, options to purchase or stock purchase rights have been granted and are currently outstanding with respect to 3,865,000 shares of Parent Common Stock, zero shares of Parent Common Stock have been issued upon the exercise of options granted under the Parent Plan, and 23,435,000 shares of Parent Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Parent Plan. Parent has made available to the Company complete and accurate copies of the Parent Plan and forms of agreements approved by the Parent Board for use thereunder.

(c) Except as set forth on Section 4.6(c) of the Parent Disclosure Schedule, (i) there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from Parent of any shares of Parent Capital Stock or any other securities, phantom stock rights or capital stock of Parent or Merger Sub, (ii) none of the outstanding shares of Parent Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (iii) none of the outstanding shares of Parent Capital Stock is subject to any right of first refusal or similar right in favor of Parent, Merger Sub or any other Person, and (iv) there is no Contract to which Parent or any holder of Parent Capital Stock is bound restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Capital Stock. Parent is not under any obligation, and is not bound by any Contract pursuant to which it may become obligated, to repurchase, sell, issue, redeem or otherwise acquire any shares of Parent Capital Stock, any other securities or any rights related thereto.

(d) None of Parent’s stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including in the case where the Company Plan is not assumed in an acquisition. Parent has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Parent Restated Certificate, Parent has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(e) Other than Merger Sub, of which Parent is the sole stockholder, Parent does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. Parent is not a participant in any joint venture, partnership or similar arrangement.

4.7 Valid Issuance of Shares.

(a) The Parent Series A-2 Preferred Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, have been or will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Stock Restriction Agreement, Parent A-2/B Investor Agreements, applicable state and federal securities Laws and Encumbrances created by or imposed by a Company Stockholder. Assuming the accuracy of the representations made by the Company in Article III and each of the Company Stockholders in their Letters of Transmittal and subject to the filings described in Section 4.3, the Parent Series A-2 Preferred Shares to be issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement will be issued in compliance with all applicable federal and state securities laws, including all applicable provisions of Regulation D of the Securities Act. The Parent Common Stock issuable upon conversion of the Parent Series A-2 Preferred Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Parent Restated Certificate, has been or will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Stock Restriction Agreement, Parent A-2/B Investor Agreements, applicable federal and state securities Laws and Encumbrances created by or imposed by a Company Stockholder. Based in part upon the representations of the Company in Article III and each of the Company Stockholders in their Letters of Transmittal, and subject to Section 4.3, the Parent Common Stock issuable upon conversion of the Parent Series A-2 Preferred Shares has been or will be issued in compliance with all applicable federal and state securities Laws.

(b) No Disqualification Event is applicable to Parent or, to Parent’s Knowledge, any Parent Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable.

(c) Neither Parent, nor any of its officers, directors, employees, agents or stockholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Parent Series A-2 Preferred Shares.

4.8 Litigation. There is no Action pending or to Parent’s Knowledge, currently threatened in writing (a) against Parent; (b) against any officer, director or employee of Parent arising out of their employment or board relationship with Parent; (c) that questions the validity of this Agreement or the agreements contemplated by this Agreement to which Parent is a party or the right of Parent to enter into them, or to consummate the transactions contemplated hereby or thereby; or (d) that would reasonably be expected, either individually or in the aggregate, to result in material Liability to Parent or materially impair the operation of Parent’s business. Neither Parent nor, to Parent’s Knowledge, any of its officers, directors or employees is a party or is named as subject to the provisions of any Order (in the case of officers, directors or employees, such as would affect Parent). There is no Action by Parent pending or which Parent intends to initiate. The foregoing includes Actions pending or threatened in writing involving the prior employment of any of Parent’s employees, their services provided in connection with Parent’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

4.9 Intellectual Property.

(a) Section 4.9(a) of the Parent Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of (i) each item of Parent Registered Intellectual Property, (ii) the jurisdiction in which such item of Parent Registered Intellectual Property has been registered or filed, the applicable application, registration, or serial or other similar identification number, the filing date or registration date and issuance or grant date, (iii) in the case of a trademark or pending application for a trademark, the class of goods covered and the expiration date, or if applicable the internet domain name registration, the name of the registrant and the name of the registrar, (iv) the record owner thereof and (v) all registration, maintenance or renewal fees that are due or filings that must be made within 120 days of the date hereof for the purposes of maintaining, perfecting, preserving or renewing any registrations for such Intellectual Property. The Parent has provided to Company complete and accurate copies of all invention disclosures, applications, material correspondence with any Governmental Authority, and other material documents related to the prosecution and maintenance of each such item of Parent Registered Intellectual Property.

(b) The Parent exclusively owns all right, title, and interest to and in Parent Intellectual Property (other than (i) Parent Intellectual Property exclusively and non-exclusively licensed to the Parent, as identified in Section 4.9(b)(i) of the Parent Disclosure Schedule and (ii) Off-the-Shelf Software Licenses), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing: (1) all documents and instruments necessary to register or apply for or renew registration of Parent Registered Intellectual Property have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority; (2) each item of Parent Registered Intellectual Property is and at all times has been filed and maintained in compliance with all applicable Laws (including without limitation all applicable duties of candor and good faith in dealing with any applicable patent office, including the United States Patent and Trademark Office and any comparable foreign patent office) and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered Intellectual Property in full force and effect have been made by the applicable deadline; (3) except as identified in Section 4.9(b)(i) of the Parent Disclosure Schedule no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent Intellectual Property in which the Parent has an ownership interest; and (4) the Parent has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent Intellectual Property to any other Person. The Parent has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Parent’s business. Section 4.9(b)(i) of the Parent Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each Contract pursuant to which any Person granted to the Parent any license or right or interest in any Intellectual Property (other than Off-the-Shelf Software Licenses). The Parent has delivered or made available to Company, a complete and accurate copy of all Contracts listed on Section 4.9(b)(i) of the Parent Disclosure Schedule. With respect to each of such Contracts: (x) each such Contract is valid and binding on the Parent and in full force and effect; (y) the Parent has not received any written notice of termination or cancellation under such Contract, or received any written notice of breach or default under such Contract, which breach has not been cured or waived; and (z) the Parent, and to the Parent’s Knowledge, no other party to any such Contract, is in breach or default thereof in any material respect. The consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any such Contract, nor give any third party to any such Contract the right to do any of the foregoing.

(c) Section 4.9(c) of the Parent Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each Contract pursuant to which any Person has been granted by Parent any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent Intellectual Property, and except as set forth on Section 4.9(c) of the Parent Disclosure Schedule, there exists no obligation by the Parent to assign, license or otherwise transfer any of the Parent Intellectual Property to any Person. Except as set forth on Section 4.9(c) of the Parent Disclosure

Schedule, the Parent is not bound by, and no Parent Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Parent to use, exploit, assert, or enforce any Parent Intellectual Property anywhere in the world. Other than with respect to Off-the-Shelf Software Licenses, and the Contracts set forth on Section 4.9(b)(i) and Section 4.9(c) of the Parent Disclosure Schedule, there are no outstanding Contracts, options, licenses, agreements, claims, Encumbrances or shared ownership interests of any kind relating to (i) any Parent Intellectual Property in which the Parent has an ownership interest, and (ii) to the Parent’s Knowledge, any other Parent Intellectual Property.

(d) The issued patent rights within the Parent Registered Intellectual Property are to the Parent’s Knowledge valid and enforceable. There is no pending or, to the Parent’s Knowledge threatened Dispute challenging the legality, validity, enforceability, inventorship, ownership, or right to use, sell, license or dispose of any of the Parent Intellectual Property or alleging any misuse of any of the Parent Intellectual Property nor, to the Parent’s Knowledge, is there any basis for any such Dispute (provided the foregoing representation is made to Parent’s Knowledge with respect to Intellectual Property licensed to the Parent). The Parent Intellectual Property is not subject to any outstanding Order, settlement or other disposition as the result of a Dispute (provided the foregoing representation is made to Parent’s Knowledge with respect to Intellectual Property licensed to the Parent), and the Parent has not received any written notice asserting that any Parent Intellectual Property or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(e) The Parent has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Parent holds, or purports to hold, as a trade secret. To the Parent’s Knowledge there have been no unauthorized disclosures of any trade secrets of the Parent. Each employee of and consultant to the Parent has executed a valid, enforceable agreement that assigns to the Parent all Intellectual Property rights he or she conceives, makes or invents pursuant to such agreement that are related to the Parent’s business as now conducted and as presently proposed to be conducted and that contains confidentiality provisions protecting trade secrets and confidential information of the Parent. To the Parent’s Knowledge, no current or former stockholder, officer, director, or employee of the Parent has any claim, right (whether or not currently exercisable), or interest to or in any Parent Intellectual Property or other Intellectual Property currently used by the Parent. To the Parent’s Knowledge, no employee of the Parent or is (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Parent or (ii) in breach of any Contract with any former employer or other Person concerning, or confidentiality provisions protecting trade secrets and confidential information comprising, Parent Intellectual Property or other Intellectual Property used by the Parent.

(f) To the Parent’s Knowledge, the Parent Intellectual Property constitutes all Intellectual Property necessary for the Parent to conduct its business as currently conducted. To the Parent’s Knowledge, the Parent owns or possesses sufficient legal rights to, and has the right to bring actions for the infringement of, all Parent Intellectual Property without any conflict with, or infringement of, the rights of others (but subject to any Contract rights or obligations with respect to Parent Intellectual Property licensed to the Parent). The Parent has not received any communications alleging that the Parent has violated, or by conducting its business, would violate any of the Intellectual Property of any other Person. No formal, written legal opinion concerning or with respect to any third party Intellectual Property rights relating to any technology or process or product candidate developed or proposed to be developed, marketed or sold by the Parent, including without limitation any freedom-to-operate, product clearance, or right-to-use opinion, has been conducted by or on behalf of, or delivered to the Parent. To the Parent’s Knowledge, no third party is infringing upon, or violating any license or agreement with the Parent relating to any Parent Intellectual Property.

(g) To the Parent’s Knowledge, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. To the Parent’s Knowledge, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Parent has or purports to have an ownership interest has been impaired. Section 4.9(g) of the Parent Disclosure Schedule sets forth all material unregistered trademarks owned by the Parent or used by the Parent in the conduct of its business as currently conducted and currently planned to be conducted.

(h) Except as set forth in Section 4.9(b)(i) and Section 4.9(c) of the Parent Disclosure Schedule, (i) the Parent is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) the Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

4.10 Agreements.

(a) Except for this Agreement, the Parent A-1 Investor Agreements and the Contracts listed in Section 4.10(a) of the Parent Disclosure Schedule (any such Contract listed or required to be listed on Section 4.10(a) of the Parent Disclosure Schedule, a “Parent Material Contract”), there are no Contracts to which Parent is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, Parent in excess of $100,000 on an annual basis, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from Parent (except for (a) Off-the-Shelf Software Licenses and (b) agreements with employees and contractors of Parent entered into on Parent standard form employee proprietary information and invention assignment agreement or consulting agreement), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit Parent’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, (iv) indemnification by Parent with respect to infringements of proprietary rights, (v) any employment agreements (except for Parent’s standard form offer letters and proprietary information agreement) and consulting agreements (except for Parent’s standard form consulting agreements) which involve payments by Parent in excess of $100,000 on an annual basis, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements (but not the individual agreements issued pursuant to such stock option, stock purchase and similar plans and arrangements), (vi) any distributor, sales or similar representative agreement, (vii) any agreement under which Parent is restricted from carrying on its business anywhere in the world, (viii) any agreement for the disposition of a material portion of Parent’s assets (other than for the sale of inventory in the ordinary course of business) or (ix) any agreement for the acquisition by Parent of the business or securities or other ownership interests of another party.

(b) Parent has provided or otherwise made available to the Company a correct and complete copy of each Contract required to be listed in Section 4.10(a) of the Parent Disclosure Schedule. With respect to each such Parent Material Contract: (i) the Contract is legal, valid, binding, enforceable, and in full force and effect; (ii) neither the Company nor, to Parent’s Knowledge, any other party is in material breach or default, and to Parent’s Knowledge, no event has occurred and no circumstance or condition exists, which with or without notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under such Contract, or give any Person the right to cancel, terminate or modify any such Contract; or (iii) to Parent’s Knowledge, no party has repudiated any provision of such Contract.

4.11 Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, (iii) the purchase of shares of Parent’s capital stock and the issuance of options to purchase shares of Parent Common Stock, in each instance, approved in the written minutes of the Parent Board and (iv) as otherwise disclosed in Sections 4.16(f) and 4.16(g) of the Parent Disclosure Schedule, there are no agreements, understandings or proposed transactions between Parent and any of its officers or their direct reports, directors or consultants, or any Affiliate thereof.

(b) Parent is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of Parent or any of the foregoing (each, a “Parent Related Person”), other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. No Parent Related Person is, directly or indirectly, indebted to Parent or, to Parent’s Knowledge, has any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of Parent’s customers, suppliers, service providers, joint venture partners, licensees or competitors, (ii) direct or indirect ownership interest in any entity with which Parent is affiliated or with which Parent has a business relationship, or any entity which competes with Parent (other than any ownership of less than two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with Parent) or (iii) financial interest in any material Contract with Parent.

4.12 Rights of Registration and Voting Rights. Except as provided in the Parent IRA and the A&R Parent IRA, Parent is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To Parent’s Knowledge, except as contemplated in the Parent Voting Agreement and the A&R Parent Voting Agreement, no stockholder of Parent has entered into any agreements with respect to the voting of capital shares of Parent.

4.13 Property. The tangible property and assets that Parent owns are free and clear of all Encumbrances, except for Permitted Encumbrances. With respect to the tangible property and assets it leases, Parent is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. Parent does not own, and has not ever owned, any real property.

4.14 Financial Statements. Parent has delivered to the Company its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of November 30, 2018 (the “Parent Balance Sheet Date”) and for the eleven (11) month period ended on the Parent Balance Sheet Date (collectively, the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Parent Financial Statements may not contain all footnotes required by GAAP. The Parent Financial Statements fairly present in all material respects the financial condition and operating results of Parent as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Parent Financial Statements to normal year-end audit adjustments. Parent maintains a standard system of accounting established and administered in accordance with GAAP.

4.15 Absence of Changes. Since July 1, 2018, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of Parent from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on Parent;

(b) any damage, destruction, loss or other event or development, whether or not covered by insurance, that would have a Material Adverse Effect on Parent;

(c) any waiver or compromise by Parent of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any Encumbrance or payment of any obligation by Parent, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect on Parent;

(e) any material change in any compensation arrangement or agreement with any employee, officer or director of Parent;

(f) any resignation or termination of employment of any officer or direct report of an officer or key employee of Parent;

(g) any mortgage, pledge, transfer of a security interest in, or Encumbrance, created by Parent, with respect to any of its material properties or assets, except Permitted Encumbrances;

(h) any loans or guarantees made by Parent to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(i) any declaration, setting aside or payment or other distribution in respect of any of Parent’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Parent;

(j) any sale, assignment or transfer of any Parent Intellectual Property that could reasonably be expected to result in a Material Adverse Effect on Parent; or

(k) any arrangement or commitment by Parent to do any of the things described in this Section 4.15.

4.16 Employee Matters.

(a) Section 4.16(a) of the Parent Disclosure Schedule sets forth an accurate and complete list of the names, titles, annual base salary or hourly rate or other compensation rate, commission or bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location, whether the employee or independent contractor regularly works more than 40 hours a week (or 8 hours a day in California), and leave status (including type of leave and expected duration) of all employees of and independent contractors to the Parent as of the date of this Agreement, whether any employee is on a work visa or work permit (and applicable date of expiration) and each employee’s status as being exempt or nonexempt from the application of state and federal wage and hour Laws.

(b) To the Parent’s Knowledge, none of its employees is obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Order, that would materially interfere with such employee’s ability to promote the interest of the Parent or that would conflict with the Parent’s business. Neither the execution or delivery of this Agreement, nor the carrying on of the Parent’s business by the employees of the Parent, nor the conduct of the Parent’s business as now conducted and as presently proposed to be conducted, will, to the Parent’s Knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c) Parent is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. Parent is, and has been at all times since incorporation, in compliance in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to labor and employment, including those related to wages, hours, worker classification and collective bargaining. Parent has, and has at all times since incorporation, withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of Parent and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) To Parent’s Knowledge, no employee intends to terminate employment with Parent or is otherwise likely to become unavailable to continue as an employee, nor does Parent have a present intention to terminate the employment of any of the foregoing. The employment of each employee of Parent is terminable at the will of Parent. Except as set forth in Section 3.16(d) of the Parent Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 4.16(d) of the Parent Disclosure Schedule, Parent has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e) Parent has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of Parent’s Board of Directors.

(f) Each former employee whose employment was terminated by Parent has entered into an agreement with Parent providing for the full release of any claims against Parent or any related party arising out of such employment.

(g) Section 4.16(g) of the Parent Disclosure Schedule sets forth an accurate and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and each material employment, consulting, advisory, independent contractor, severance or similar Contract and each other material plan, agreement, policy, program, commitment or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, retention, equity or other equity-related rights, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, welfare benefits, life, accident, dental or vision benefits, tuition benefits, vacation or paid-time-off, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits, change of control payments, post-employment or retirement benefits and other employee benefits, in any case, which is maintained, administered or contributed to by Parent thereof and covers any employee or former employee of Parent, or with respect to which Parent has or may have any liability (whether actual or contingent) (collectively, the “Parent Employee Plans”). Parent has made available to the Company a true, correct and complete copy of each of the Parent Employee Plans and related plan documents. Parent has made all required contributions or has accrued such contributions in accordance with the terms of the applicable Parent Employee Plan and has no liability under any such Parent Employee Plans for post-termination or retiree payments and benefits, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with its terms and all applicable Laws for any such Parent Employee Plan.

(h) Neither Parent nor any current or former ERISA Affiliate of Parent maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate of Parent is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(i) Parent is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to Parent’s Knowledge, has sought to represent any of the employees, representatives or agents of Parent. There is no strike or other labor dispute involving Parent pending, or to Parent’s Knowledge, threatened, which would be material to Parent, nor is Parent aware of any labor organization activity involving its employees.

(j) To Parent’s Knowledge, none of the employees or directors of Parent has been (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (b) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

(k) No Parent Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(l) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person. No amount paid or payable by Parent in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999 or will not be deductible by the Company by reason of Code Section 280G.

4.17 Tax Matters.

(a) Parent has not taken any action and does not know of any fact that would reasonably be expected to prevent the Merger and the Series A-2 Financing, taken together, from qualifying as an exchange satisfying the requirements of Section 351 of the Code. To the Knowledge of Parent, no Person that is part of the control group (other than the Company Stockholders) for purposes of Section 368(c) of the Code has, at the Closing, a binding commitment to dispose of Parent Common Stock, Parent Series A-1 Preferred Stock, Parent Series

A-2 Preferred Stock, or Parent Series B Preferred Stock. Parent has not and does not have any current intention to grant more rights to appoint the directors of Parent in any investment agreement or otherwise to Persons that are not part of the control group for purposes of Section 368(c), other than as set forth in the Parent A-1 Investor Agreements, or, following the Closing, the Parent A-2/B Investor Agreements.

(b) Parent duly and timely filed all Tax Returns that they were required to file under applicable Law, and all such Tax Returns were true, correct and complete in all material respects. All Taxes due and owing by the Parent (whether or not shown on any Tax Return) have been paid. There are no Encumbrances for Taxes (other than Encumbrances described in clause (b) of the definition of Permitted Encumbrances) upon any of the assets of Parent. Parent has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor or equityholders of the Parent. No U.S. federal, state, local, or foreign tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Parent, nor is it threatened in writing. No deficiencies for Taxes with respect to the Parent have been claimed, proposed or assessed by any Tax Authority. Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified by Section 897(c)(1)(A)(ii) of the Code. Parent is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(c) To Parent’s Knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of Parent Common Stock.

(d) Parent is not a party to any contract and/or has not granted any compensation, equity or award that could reasonably be deemed deferred compensation subject to the additional twenty percent (20%) Tax under Section 409A of the Code, and neither Parent nor, to Parent’s Knowledge, any person that is a member of the same controlled group as Parent or under common control with Parent within the meaning of Section 414 of the Code, has any liability or obligation to make any payments or to issue any equity award or bonus that could reasonably be deemed deferred compensation subject to the additional twenty percent (20%) Tax under Section 409A of the Code.

4.18 Insurance. Parent has, as directed by the Parent Board, and in the normal course, obtained fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

4.19 Employee Agreements. Each current and former employee and officer of Parent, and each consultant of Parent involved in the creation of Parent Intellectual Property has executed an Inventions Assignment Agreement with Parent substantially in the form or forms delivered to the Company. No such current or former employee, consultant or officer has excluded works or inventions from his or her assignment of inventions pursuant to such person’s Inventions Assignment Agreement. Each such current and former employee has executed an agreement containing a non-solicitation and non-competition obligation substantially in the form or forms delivered to the Company. Parent is not aware that any of its employees, consultants or officers is in violation of any agreement covered by this Section 4.19.

4.20 Compliance with Laws; Permits. Parent is, and has been at all times since incorporation, in compliance, in all material respects, with, and is not, and has not been since incorporation, a recipient of a written notice of any violation of, or, to the Knowledge of Parent, threatened to be charged with any violation of or under investigation with respect to, any applicable Law. Parent has all material Permits necessary for the conduct of its business and has made all necessary filings required under applicable Law, necessary to conduct the business of Parent. Parent is, and has been at all times since incorporation, in compliance in all material respects with each such material Permit. Parent has not received any written notice or other written communication regarding any actual or possible violation of or failure to comply with any term or requirement of any such material Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any such material Permit.

4.21 Environmental and Safety Laws. To Parent’s Knowledge, in all material respects, (a) Parent is and has been in compliance with all Environmental Laws; (b) there has been no release or to Parent’s Knowledge threatened release of any Hazardous Substance, on, upon, into or from any site currently or heretofore owned, leased or otherwise used by Parent; (c) there have been no Hazardous Substances generated by Parent that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States; and (d) there are no underground storage tanks located on, no PCBs or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by Parent, except for the storage of hazardous waste in compliance with Environmental Laws.

4.22 Data Privacy. In connection with its collection, storage, transfer (including any transfer across national borders) and/or use of Personal Information, Parent is and has been, to Parent’s Knowledge, in compliance in all material respects with all applicable Laws in all relevant jurisdictions, Parent’s privacy policies and the requirements of any contract or codes of conduct to which Parent is a party. Parent has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. To the extent Parent maintains or transmits protected health information, as defined under 45 C.F.R. § 160.103, Parent is in compliance in all material respects with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including all rules and regulations promulgated thereunder. Parent has complied and is in compliance in all material respects with all applicable safeguarding requirements of the FDA regulations. Parent is and has been, to Parent’s Knowledge, in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations.

4.23 No Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or who is or may be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE V.

COVENANTS

The Company, the Stockholders’ Representative, Parent and Merger Sub each covenant and agree as follows:

5.1 Conduct of the Businesses. From and after the date of this Agreement until the earlier of (A) the termination of this Agreement in accordance with the provisions of Section 7.1 and (B) the Effective Time (such period, the “Interim Period”), except as expressly contemplated by this Agreement, each of Parent and the Company shall conduct their respective business in the ordinary course and use their respective commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local Permits, (iii) keep available the services of the officers and employees of the Company or Parent, as applicable, and (iv) maintain satisfactory relationships with the lenders, suppliers, licensors and licensees of the Company or Parent, as applicable, and others having material business relationships with the Company or Parent, as applicable. Without limiting the generality of the foregoing, during the Interim Period, except as expressly contemplated by this Agreement, set forth on Section 5.1 of the Company Disclosure Schedule or pursuant to the written consent of Parent, in the case of the Company, and set forth on Section 5.1 of the Parent Disclosure Schedule or pursuant to written consent of the Company, in the case of the Parent, each of the Company and Parent covenants that it shall not:

(a) except as may be necessary or advisable to implement the transactions described in this Agreement, amend its certificate of incorporation, bylaws or other Organizational Documents (whether by merger, consolidation or otherwise);

(b) declare, set aside or pay any dividend or other distribution (whether in cash, stock, debt or property or any combination thereof) in respect of any equity securities of the Company or Parent, as applicable, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of the Company or Parent, as applicable, in each case other than immaterial repurchases of restricted stock from former service providers in connection with the cessation of services to the applicable company;

(c) (i) issue, transfer, deliver, sell, pledge or otherwise encumber any shares of any equity securities of the Company or Parent, as applicable, (other than the issuance of equity securities pursuant to the valid exercise of any option or other convertible security) or (ii) amend any term of any equity securities of the Company or Parent, as applicable (whether by merger, consolidation or otherwise) including an amendment to provide for acceleration of vesting as a result of the Merger or a termination of employment or service related to the Merger;

(d) make any expenditures of more than $100,000 individually or incur any obligations or liabilities in respect thereof, other than expenses in respect of reasonable lab supplies, rent, utilities, facility maintenance, postage, phone, mobile phone, reasonable office supplies, internet services, existing accounting consultants, compensation and benefits for employees or consultants of the Company or Parent, as applicable, and contract research organizations, in each case in the ordinary course of business (provided that in the event the Closing has not occurred on or prior to January 31, 2019, the limit for expenditures or obligations in respect thereof shall be $200,000);

(e) make any capital expenditures or incur any obligations or liabilities in respect thereof in excess of $30,000 (provided that in the event the Closing has not occurred on or prior to January 31, 2019, the limit for capital expenditures or obligations or liabilities in respect thereof shall be $100,000);

(f) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than inventory and supplies in the ordinary course of business and as otherwise permitted pursuant to Sections 5.1(d) and (e);

(g) sell, lease, license or otherwise transfer, or create, incur, assume or suffer to exist any Encumbrance (other than Permitted Encumbrances) on, any of the assets, securities, properties, interests or businesses of the Company or Parent, as applicable;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, other than travel advances and other advances of business expenses to employees made in the ordinary course of business;

(i) except as set forth on Section 5.1 of the Company Disclosure Schedule, make any payments to any Company Related Person or any other direct or indirect equityholder of the Company, in the case of the Company, or Parent Related Person or any other direct or indirect equityholder of Parent, in the case of Parent (other than salary payments or expense reimbursements made in the ordinary course of business);

(j) create, incur, assume or otherwise become liable with respect to any Indebtedness;

(k) modify, amend, cancel, terminate or waive any material rights under any Company Material Contract or Parent Material Contract, as applicable, enter into any Contract that would have been a Company Material Contract or Parent Material Contract, as applicable, had it been entered into prior to the date of this Agreement to the extent such Contract would result in Liabilities to the Company or Parent, as applicable, in excess of $100,000 (which shall increase to $200,000 if the Closing has not occurred on or prior to January 31, 2019), annually or otherwise waive, release or assign any material rights, claims or benefits of the Company or Parent, as applicable;

(l) other than as required by applicable Law: (i) grant or increase any form of compensation or benefits payable to any director, officer, advisor, consultant, or employee of the Company or Parent, as applicable (other than as set forth on Schedule 5.1(l)); (ii) adopt, enter into, modify or terminate any Employee Plan or Parent Employee Plan, as applicable; (iii) accelerate the vesting or payment of any compensation or benefits under any Employee Plan or Parent Employee Plan, as applicable; (iv) grant any equity or equity-linked awards or other bonus, commission or other incentive compensation to any director, officer, advisor, consultant or employee of the Company or Parent, as applicable, or any of their respective ERISA Affiliates; or (v) hire, promote or terminate any employee, officer, director or consultant of the Company or Parent, as applicable, or any of their ERISA Affiliates or materially change the management structure of the Company or Parent, as applicable;

(m) fail to maintain, or allow to lapse, dispose of or abandon, including by failure to pay the required fees in any jurisdiction, any Company Intellectual Property or Parent Intellectual Property, as applicable, or grant permission to enter into the public domain any trade secrets included in the Company Intellectual Property or Parent Intellectual Property, as applicable;

(n) change the Company’s or Parent’s, as applicable, methods of accounting or accounting practices, except as required by concurrent changes in GAAP as agreed to by the Company’s or Parent’s, as applicable, independent public accountants;

(o) commence, settle, or offer or propose to settle, (i) any Action involving or against the Company alleging Liabilities in excess of $50,000, (ii) any equityholder litigation or dispute against the Company or any of its officers or directors or (iii) any Action that relates to the transactions contemplated by this Agreement unless such Actions are between the Company, on the one hand, and Parent, on the other hand;

(p) (i) make or change any material Tax election, (ii) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (iii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax, (iv) file any federal income Tax Return or material Tax Return, in each case, without notifying the Company or Parent, as applicable, in advance of such filing, (v) amend any Tax Return (other than as set forth on Section 5.1(p) of the Company Disclosure Schedule), (vi) surrender or forfeit any right to claim a Tax refund or (vii) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(q) form or acquire any Subsidiaries;

(r) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(s) initiate, launch or commence any sale, marketing, distribution, co-promotion or any similar activity with respect to any new Company Product (including Company Products under development); or

(t) authorize or agree, resolve or commit to do any of the foregoing.

Notwithstanding anything to the contrary in this Section 5.1, if the Closing has not occurred by February 28, 2019, thereafter the Company may (i) issue equity securities (including convertible securities) as needed solely to a Person that is a holder of Company Capital Stock as of the date of this Agreement, in the Company’s sole discretion, in order to fund the operations of the Company and its business, and (ii) take any and all other action (including as may otherwise be restricted hereunder) that is necessary to effect such securities issuance, including without limitation, amending the Company’s certificate of incorporation; provided, that the Company shall give Parent written notice of any such issuance and related action within 24 hours thereof.

5.2 Clinical Trials. During the Interim Period, the Company shall diligently conduct all research development activities with respect to the Company Products in compliance with all applicable Laws. During the Interim Period and except as prohibited by applicable Law, at the reasonable request of Parent, the Company shall discuss with Parent the progress of and developments in and results of any clinical trials being conducted by the Company. In addition, during the Interim Period and except as prohibited by applicable Law, the Company shall (a) provide Parent with copies of all written communication provided to and from such investigators, and (b) provide Parent with copies of any interim data and data analysis generated with respect to the Company’s clinical trials. During the Interim Period and except as prohibited by applicable Law, prior to finalizing such protocols or delivering drafts or copies thereof to institutional review boards or regulatory authorities, selecting such clinical investigators and engaging in such clinical trials, the Company shall furnish copies of such protocols, drafts or copies, as the case may be, to Parent for its review and comment, and shall consult with, and consider in good faith any comments timely received from, Parent regarding, (i) clinical trial protocols, (ii) lists of clinical investigators, (iii) copies of all forms of clinical investigator contracts, (iv) all clinical trial agreements (including clinical financial information), and (v) patient data forms for any of its proposed clinical trials prior to finalizing such protocols or delivering drafts or copies thereof to institutional review boards or regulatory authorities, selecting such clinical investigators and engaging in such clinical trials. During the Interim Period and if in accordance with the subject’s informed consent and except as prohibited by applicable Law, at the reasonable request of Parent, Parent shall have the right to be present for observation purposes at any procedures performed in connection with any clinical trial conducted by the Company, and Parent shall be given a reasonable opportunity to meet and confer with the physicians performing such clinical trials. In addition, during the Interim Period and except as prohibited by applicable Law, at the reasonable request of Parent, Parent shall be given reasonable access during normal business hours upon reasonable advance notice by Parent to the Company to (A) all internal and contract research organization or vendor correspondence, monitoring reports, study guidelines, plans, charters, meeting minutes, documents (whether internal or external) created or collected for any clinical trials, and drug management records at the clinical site level, (B) audit information relating to any clinical trials, and (C) any consultants, core labs or vendors used for any clinical trials. During the Interim Period and except as prohibited by applicable Law, the Company shall also provide Parent with copies of any summaries of the results of such clinical trials and of any preclinical studies prepared by the Company.

5.3 FDA and MAA Approval Matters.

(a) During the Interim Period and except as prohibited by applicable Law, the Company shall provide Parent with an accurate and complete copy (or summary in the case of oral communications) of any communications with the FDA, the EMA, European Union Member State Competent Authorities, or any corollary entity in any other jurisdiction, including outside of the United States of America, whether written or oral, as soon as reasonably practicable, but in no event later than three (3) business days after the receipt of such communication.

(b) During the Interim Period and except as prohibited by applicable Law, (i) from time to time and at the reasonable request of Parent, the Company shall discuss with Parent the progress of regulatory filings made or to be made by the Company relating to the Company Products and any changes since the date hereof to the strategy for obtaining necessary Regulatory Approvals to manufacture, market and sell the Company Products, and (ii) the Company shall furnish to Parent for its review and comment, and shall consult with Parent regarding, any material regulatory filing relating to the Company Products prior to finalizing such filings and delivering them to the relevant regulatory authorities.

5.4 No Solicitation. From and after the time that the Requisite Stockholder Approval is obtained until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of its Representatives not to, directly or indirectly, (a) solicit, initiate, facilitate, support, seek, induce, entertain or knowingly encourage, or take any action to solicit, initiate, facilitate, support, seek, induce, entertain or knowingly encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent, (c) furnish to any Person other than Parent any non-public information that would reasonably be expected to be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal or (e) submit any Acquisition Proposal or any matter related thereto to the vote of the Company Stockholders.

5.5 Further Assurances. Upon the terms and subject to the conditions contained herein, the parties agree (a) to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder or thereunder, and (c) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, the parties agree to use their respective commercially reasonable efforts (A) to obtain all necessary waivers, consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement, provided that none of Parent, the Stockholders’ Representative, Merger Sub or the Company, nor any of their respective Affiliates, shall be required to make any payments, commence litigation or agree to modifications of any terms in order to obtain any such waivers, consents or approvals; (B) to obtain all necessary Permits as are required to be obtained under applicable Law; (C) to give all notices to, and make all registrations and filings with, third parties, including Governmental Authorities; and (D) to fulfill all conditions of the other party set forth in Article VI. The Company shall provide Parent with a reasonable opportunity to approve (which approval shall not be unreasonably withheld, conditioned or delayed) any waivers, consents, approvals, notices, Orders, registrations and filings to be made, given or used by the Company and shall, as promptly as reasonably practicable, deliver to Parent a copy of any such registration or filing made, any such notice given or any such waiver, consent, approval or Order obtained by the Company prior to the Closing Date as Parent may reasonably request.

5.6 [Intentionally Omitted].

5.7 Tax Matters.

(a) Parent, Company Stockholders and the Company shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, Company Stockholders and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company for a period of seven (7) years after the Closing Date, and to abide by all record retention agreements entered into with any Tax Authority.

(b) Parent shall prepare (or cause to be prepared), and timely file, all Tax Returns of the Company with respect to any Pre-Closing Tax Period that are required to be filed with a Tax Authority after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with the Company’s prior practice except as required by applicable Law; provided that Parent shall cause the Company’s tax year to end at the end of the day on the Closing Date for U.S. federal income tax purposes by including the Company on Parent’s consolidated income Tax Return after the Closing Date. Parent shall deliver any such Tax Return to the Stockholders’ Representative for its review and approval at least fifteen (15) Business Days prior to the date on which such Tax Return is required to be filed (taking into account any valid extensions), and shall make any reasonable comments submitted in writing by Stockholders’ Representative at least five days prior to the date on which such Tax Return is required to be filed (taking into account any valid extensions).

(c) Parent and the Company, on the one hand, and Company Stockholders, Stockholders’ Representative and their affiliates, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually and materially prejudiced as a result thereof. Parent shall have sole control of the conduct of all Tax Matters, including any settlement or compromise thereof, provided, however, that Parent shall keep Stockholders’ Representative reasonably informed of the progress of any Tax Matter and shall not effect any such settlement or compromise with respect to which the Company Stockholders are liable without obtaining the Stockholders’ Representative’s prior written consent thereto, which shall not be unreasonably withheld or delayed. In the event of any conflict or overlap between the provisions of this Section 5.6 and Article VIII, the provisions of Section 5.6 will control.

(d) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne fifty percent (50%) by the Company Stockholders and fifty percent (50%) by Parent.

(e) Notwithstanding anything to the contrary in this Agreement, after the Closing, none of Parent, the Company (including the Surviving Corporation) or Company Stockholders shall take or fail to take any action that would reasonably be expected to cause the Merger and the Series A-2 Financing, taken together, to fail to meet the requirements for an exchange under Section 351 of the Code.

(f) Any Tax sharing, Tax indemnity, Tax allocation or similar agreements between the Company, on the one hand, and any of the Company Stockholders or their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(g) Unless required by applicable Law, neither the Parent nor any Affiliate shall nor shall it cause the Company (including the Surviving Corporation) to amend any previously filed Tax Returns for a Pre-Closing Tax Period, file Tax Returns for a Pre-Closing Tax Period in a jurisdiction where the Company has not historically filed Tax Returns, make or change any Tax elections with respect to Pre-Closing Tax Periods, change any accounting method or adopt any convention that shifts taxable income from a period beginning (or deemed to begin) after the Closing Date to a taxable period (or portion thereof) ending on or before the Closing Date or shifts deduction or losses from a Pre-Closing Tax Period to a tax period beginning (or deemed to begin) after the Closing Date, without in each case the prior written consent of the Stockholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed. In addition Parent and its Affiliates shall not make and shall not cause the Company (including the Surviving Corporation) to make an election pursuant to Sections 338 or 336(e) of the Code with respect to the transaction contemplated by this Agreement.

(h) Parent shall pay over, or cause to be paid over, to the Stockholders’ Representative for the account of the Company Stockholders any Tax refunds of the Company attributable to Pre-Closing Tax Periods to the extent such Taxes were paid by the Company prior to the Closing, except to the extent taken into account in the determination of Aggregate Closing Parent Shares or attributable to any carryback of a loss or credit of Parent or its Affiliates (including the Company after the Closing) generated in a Tax period (or portion thereof) beginning after the Closing Date, within ten (10) days after receipt thereof, less any Taxes and reasonable out-of-pocket costs of Parents or its Affiliates associated with obtaining such Tax refund; provided, that to the extent such refund is subsequently disallowed the Company Stockholders shall repay such amount to Parent together with any interest, penalties, or other additional amounts imposed by the Governmental Authority.

5.8 Indemnification and Insurance.

(a) If the Merger is consummated, then until the sixth (6th) anniversary of the Closing Date, Parent will, to the fullest extent permitted by Law, cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to the certificate of incorporation or the bylaws of the Company or any indemnification agreements with the Company identified on Section 5.8(a) of the Company Disclosure Schedule, in each case, in effect as of the date of this Agreement, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time; provided that Parent’s and the Surviving Corporation’s obligations under this Section 5.8 shall not apply to any claim based on a claim for indemnification made by a Parent Indemnified Party pursuant to Article VIII.

(b) Prior to the Effective Time, Parent shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Parent, which shall provide the Company Indemnified Parties with coverage for six (6) years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the date of this Agreement. Parent shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Closing Date.

(c) The provisions of this Section 5.8 shall survive the Closing and are intended to be for the benefit of, and enforceable by, the Company Indemnified Parties, and shall be binding on all successors and assigns of the Surviving Corporation and Parent. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.8.

5.9 Access and Information.

(a) During the Interim Period, and in addition to and without limitation of Parent’s rights pursuant to Section 5.2, each of the Company and Parent shall (i) give the other party and such party’s Representatives reasonable access to its offices, properties, books and records, upon the reasonable request of the other party, (ii) furnish to the other party and such party’s Representatives such financial and operating data and other information relating to the other party as such Persons may reasonably request and (iii) instruct its Representatives to cooperate with the other party in its investigation and due diligence review of the Company and Parent, as applicable. Any investigation pursuant to this Section 5.9(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and Parent, as applicable.

(b) Without limiting the generality of the foregoing, during the Interim Period, the Company shall permit Parent and its Representatives to contact the Company’s accountants and employees, and the Company shall, and shall use its commercially reasonable efforts to cause such accountants, auditors and employees to, discuss, reasonably cooperate and provide all material information, documentation, data and materials (whether in electronic form of otherwise) relating to the Company that is in the control or possession of the Company or its Affiliates or Representatives as Parent may reasonably request, including any information that is reasonably required for the preparation of financial statements of Parent that include financial and operating data relating to the Company; provided that such discussions, cooperation and provision do not interfere unreasonably with the conduct of the business of the Company.

(c) Notwithstanding anything herein to the contrary in this Section 5.9, no access or examination contemplated by this Section 5.9 shall be permitted to the extent that it would require the Company or Parent, as applicable, to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that each the Company and Parent (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the Company or Parent, as applicable, in order that all such information may be provided to the other party without causing such violation or waiver.

5.10 Confidentiality; Public Announcements.

(a) Parent and the Company hereby acknowledge and agree to continue to be bound by the Confidentiality Agreement dated as of October 7, 2018, by and between Parent and the Company (the “Confidentiality Agreement”).

(b) Prior to the Closing, no party hereto shall, and each such party shall cause each of its respective Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use the other party’s name or refer to the other party directly or indirectly in connection with such party’s relationship with the other party in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, unless required by applicable Law (including the rules or regulations of any securities exchange).

5.11 Employee Matters.

(a) Parent agrees that each employee of the Company who continues to remain employed with the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date (the “Continuation Period”), be provided with (i) an annual rate of base salary or base wage that is no less favorable than the annual rate of base salary or base wage provided either to such Continuing Employee by the Company immediately prior to the Effective Time or to similarly situated employees of Parent, (ii) an annual target cash bonus opportunity that is no less favorable than the annual target cash bonus opportunity provided either to such Continuing Employee by the Company immediately prior to the Effective Time or to similarly situated employees of Parent, and (iii) other employee benefits (other than equity or equity-based compensation) that are no less favorable in the aggregate to those provided either to such Continuing Employee by the Company immediately prior to the Effective Time or to similarly situated employees of Parent.

(b) Subject to the requirements of applicable Law and unless such recognition of service would result in a duplication of benefits or compensation and except in regards to equity compensation, Parent shall, and shall cause the Surviving Corporation to, treat, and use reasonable efforts to cause the applicable benefit plans to treat, the service of the Continuing Employees with Company attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for all purposes, including, but not limited to, eligibility to participate and applicability of any minimum waiting periods for participation, but excluding for these purposes benefit accrual under any defined benefit plan.

(c) Unless otherwise requested by Parent in writing no later than five (5) Business Days prior to the Closing Date, effective as of the day immediately preceding the Closing Date, the Company shall terminate any Employee Plan intended to include a Code Section 401(k) arrangement. Unless Parent provides such written notice to the Company, no later than three (3) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors. The form and substance of such resolutions shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed. The Company also shall take such other actions in furtherance of terminating such Employee Plan(s) prior to the Closing Date as Parent may reasonably require.

(d) Parent shall, or shall cause the Surviving Corporation to, use reasonable best efforts to waive, or cause its insurance carriers to waive, all pre-existing conditions, exclusions or waiting periods that could otherwise apply to any Continuing Employee under the benefit plans provided for such Continuing Employee following the Closing and to the extent such conditions, exclusions or waiting periods were applicable to the Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, use reasonable best efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any benefit plans provided for such Continuing Employee following the Closing. From and after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, provide credit, under any arrangements provided for such Continuing Employee following the Closing, to Continuing Employees for their service recognized by the Company as of the Effective Time for purposes of eligibility, vesting, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Employee Plans; provided, that such service shall not be recognized in respect of equity compensation plans or to the extent that such recognition would result in a duplication of benefits or compensation.

(e) As soon as administratively practicable following the Closing, Parent shall issue to each Continuing Employee listed on Schedule D and each consultant, advisor or other service provider listed on Schedule D (each, a “Continuing Consultant”) an award of Parent restricted stock (each, a “Parent Restricted Stock Award”) consisting of that number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock set forth opposite the name of such Continuing Employee or Continuing Consultant on Schedule D times the Preferred Exchange Ratio, such issuance to be contingent on the Continuing Employee or Continuing Consultant timely filing an election under Section 83(b) of the Code in respect of the Parent Restricted Stock Award. Each Parent Restricted Stock Award shall be subject to a risk of forfeiture on the date of issuance that shall lapse in accordance with the schedule set forth on Schedule D for such Parent Restricted Stock Award. As soon as administratively practicable after a Continuing Employee or Continuing Consultant delivers evidence to Parent of the timely filing of an election under Section 83(b) in respect of the Parent Restricted Stock Award, Parent shall make a one-time cash payment to such Continuing Employee in an amount equal to the aggregate withholding Taxes incurred upon the grant of the Parent Restricted Stock Award and/or upon the filing the Section 83(b) election (or, in the case of a Continuing Consultant, an amount equal to the withholding Taxes that would have been incurred had such Continuing Consultant been an employee of the Company) (the “Gross-Up Bonuses”). For the avoidance of doubt, each Continuing Employee or Continuing Consultant will be solely responsible for satisfying any withholding Taxes incurred in connection with such one-time cash payment. Schedule D shall be updated as of immediately prior to the Effective Time to reflect any changes to the number of shares of Company Common Stock set forth opposite the name of such Continuing Employee or Continuing Consultant due to the exercise of any vested Company Option and the forfeiture of any unvested Company Options, in each case prior to the Effective Time.

(f) Parent shall adopt an employee carveout plan (the “Carveout Plan”) for the benefit of Continuing Employees and Continuing Consultants on terms and conditions set forth on Schedule E that is intended to incentivize the Continuing Employees and Continuing Consultants to contribute to the achievement of the Additional Milestone Trigger Events. For the purposes of this Agreement, the payments made, or shares of Parent Capital Stock issued, in accordance with the terms of the Carveout Plan shall constitute Additional Milestone Payments.

(g) As soon as administratively practicable following the Closing, Parent shall issue to each Continuing Employee and Continuing Consultant listed on Schedule F an award of Parent restricted stock units (“Parent RSUs”) covering that number of shares of Parent Common Stock determined by multiplying each Continuing Employee’s or Continuing Consultant’s Pro Rata Share times the First Milestone Shares. Each Parent RSU shall be subject to forfeiture to the same extent as the First Milestone Shares and shall also be subject to a service-based requirement (the “Service-Based Requirement”) and a liquidity event requirement (the “Liquidity Event Requirement”). If both the Service-Based Requirement and the Liquidity Event Requirement are satisfied on or before the seventh anniversary of the Closing (the “Expiration Date”), and provided the First Milestone Shares were not forfeited, the vesting date (“Vesting Date”) of a Parent RSU will be the first date upon which both of those requirements were satisfied with respect to that particular Parent RSU. The Liquidity Event Requirement will be satisfied on the first to occur of: (1) the date that is six months from or, if earlier, March 15 of the year following, the consummation of the Parent IPO, or (2) the consummation of a Change of Control. The Service-Based Requirement will be satisfied in four equal annual installments following the Closing, subject to the Continuing Employee’s or Continuing Consultant’s continued service to Parent or the Company. Notwithstanding anything to the contrary in this Agreement, in the event that the Company delivers notice to Parent prior to the Closing that the First Milestone has occurred, the Parent RSUs shall be issued to each Continuing Employee and Continuing Consultant subject only to the Service-Based Requirement and the Liquidity Event Requirement and not subject to forfeiture in respect of the First Milestone. Schedule F shall be updated as of immediately prior to the Effective Time to reflect any changes to each Continuing Employee’s or Continuing Consultant’s Pro Rata Share due to the exercise of any vested Company Option and the forfeiture of any unvested Company Options, in each case prior to the Effective Time.

(h) As soon as administratively practicable following the Closing, Parent shall issue to each person listed on Schedule G an award of options to purchase Parent Common Stock in the amounts set forth on Schedule G, each with an exercise price equal to the fair market value of a share of Parent Common Stock on the date of grant, and with a vesting schedule consistent with the standard vesting schedule applicable to Parent employee equity grants.

(i) Nothing contained in this Section 5.11 shall, or shall be construed as to: (i) alter or limit Parent or the Company’s ability to amend, modify or terminate any particular Employee Plan, Parent Employee Plan, program, agreement or arrangement or constitute an amendment or modification of any particular Employee Plan, Parent Employee Plan, program, agreement or arrangement; (ii) confer upon any current or former employee of the Company any right to employment or continued employment for any period of time by reason of this Agreement; (iii) subject to the provisions of Section 5.11(a) herein, prevent or restrict in any way the right of Parent to terminate, reassign, promote or demote any employee, independent contractor, director or other service provider of the Company (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; or (iv) confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

5.12 280G Matters. As soon as reasonably practicable following the date of this Agreement, and in any event within two (2) Business Days prior to the Closing Date, the Company shall (a) obtain and deliver to Parent, prior to the initiation of the Company Stockholder approval procedure under clause (b) below, from each Person who is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code) as of immediately prior to the initiation of such Company Stockholder approval (each, a “Disqualified Individual”), and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (within the meaning of Section 280G of the Code), a waiver (a “Parachute Payment Waiver”), of such Disqualified Individual’s rights to all such payments and/or benefits applicable to such Disqualified Individual (the “Waived Parachute Payments”) so that all remaining payments and/or benefits applicable to such Disqualified Individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) submit to the Company Stockholders for approval (in a manner satisfactory to Parent) by such number of Company Stockholders in a manner that meets the requirements of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that Parent and the Company reasonably determine may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). As soon as practicable following the date of this Agreement, if a 280G Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company stockholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The form of the Parachute Payment Waiver, the disclosure statement, any other materials to be submitted to the Company Stockholders in connection with the Section 280G Approval and the calculations related to the foregoing shall be subject to advance reasonable review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

5.13 Securities Act Compliance.

(a) The Parent Series A-2 Preferred Shares to be issued pursuant to this Agreement will not be registered under the Securities Act in reliance on the exemptions from the registration requirements of Section 5 of the Securities Act set forth in Section 4(a)(2) or Rule 701 thereof.

(b) Immediately following the execution and delivery of this Agreement, the Company shall use commercially reasonable efforts to seek to obtain the Written Consent duly executed by Company Stockholders necessary to obtain the Requisite Stockholder Approval. Promptly following receipt of the Written Consent evidencing the obtainment of the Requisite Stockholder Approval, the Company shall cause its corporate Secretary to deliver a copy of the Written Consent to Parent. Promptly (and in any event within five (5) Business Days) following receipt by the Company of the Requisite Stockholder Approval pursuant to the Written Consent, the Company shall deliver an information statement (the “Information Statement”), in form and substance reasonably acceptable to Parent, to the Company Stockholders in compliance with Sections 228(e) and 262 of the DGCL. The Information Statement shall (i) provide the requisite notice of appraisal and dissenters’ rights under the DGCL and (ii) include a Letter of Transmittal. The Company will give Parent and its Representatives reasonable opportunity to review and comment on the Information Statement and the Company will incorporate any reasonable comments that Parent or its Representatives have made with respect to the Information Statement.

(c) The Company will use its commercially reasonable efforts to obtain a duly executed Letter of Transmittal from each Company Stockholder prior to the Closing Date, and shall provide copies of all such executed Letter of Transmittal to Parent as soon as practicable following receipt thereof.

5.14 Book-Entry; Legends.

(a) Notwithstanding anything else to the contrary in this Agreement, all Parent Series A-2 Preferred Shares issued to Stock Converting Holders pursuant to this Agreement (including pursuant to Section 1.14) may be issued in uncertificated book-entry form (unless otherwise determined by Parent in its sole discretion).

(b) In addition to any legend imposed by applicable state securities Laws or by any Contract which continues in effect after the Effective Time (including the Parent A-2/B Investor Agreements), the book entries or certificates representing the Parent Series A-2 Preferred Shares to be issued pursuant to this Agreement shall bear a restrictive legend (and stop transfer orders shall be placed against the transfer thereof with Parent’s transfer agent), stating substantially as follows:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

(c) In addition to the legend set forth in Section 5.14(b) and any legend imposed by applicable state securities Laws or by any Contract which continues in effect after the Effective Time (including the Parent A-2/B Investor Agreements), the book entries or certificates representing the First Milestone Shares to be issued pursuant to Section 1.14(a) shall bear a restrictive legend (and stop transfer orders shall be placed against the transfer thereof with Parent’s transfer agent), stating substantially as follows:

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO AN AGREEMENT THAT SUBJECTS ALL OR A PORTION OF SUCH SHARES TO POSSIBLE FORFEITURE AND MAY NOT BE TRANSFERRED WITHOUT THE EXPRESS INSTRUCTION OF THE COMPANY. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

Notwithstanding anything to the contrary in the foregoing, in the event that the Company delivers notice to Parent prior to the Closing that the First Milestone has occurred, the First Milestone Shares shall be issued to the Milestone Payment Recipients at Closing without the restrictive legend set forth in this Section 5.14(c).

5.15 Termination of Company Investor Agreements. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights, voting rights, access rights or director designation rights (including the Company Investor Agreements), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.16 Parent Issuance Limitation. The parties agree that Parent shall not issue and sell shares of Parent Series A-2 Preferred Stock and Parent Series B Preferred Stock for aggregate proceeds of greater than $800 million without the prior written consent of the Stockholders’ Representative and ARCH Venture Partners.

5.17 Consents. The Company shall use commercially reasonable efforts to obtain each of the Consents set forth in Schedule H.

5.18 Credit Facility Repayment Shortfall Amount. At the Closing, Parent shall pay to Pacific Western Bank (d/b/a Square 1 Bank), a California state chartered bank, via wire transfer of immediately available funds, an amount equal to the Credit Facility Repayment Shortfall Amount in accordance with the Payoff Letter delivered by the Company pursuant to Section 2.2(c).

5.19 Amended Agreements and Documents. The Company agrees that, between the date hereof and the Closing, it shall, and shall cause its Affiliates to, validly execute and deliver to Parent the amendments to the Flagship IP License and Flagship Managerial Agreement, in each case, substantially in the forms attached hereto as Exhibit I and Exhibit J, respectively. Parent agrees that, between the date hereof and the Closing, it shall validly approve and deliver to the Company an amendment to the bylaws of Parent, substantially in the form attached hereto as Exhibit K.

ARTICLE VI.

CONDITIONS TO CLOSING

6.1 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions provided for hereby are subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. Each of (i) the Parent Fundamental Representations (other than Section 4.6) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for Parent Fundamental Representations that speak as of a particular date, which shall be true and correct in all respects as of such date), (ii) Section 4.6 shall be true and correct in all material respects as of the date of this Agreement (without giving effect to any materiality qualifications therein) and (iii) the representations and warranties made by Parent in this Agreement other than the Fundamental Representations shall be true and correct in all respects as of the date of this Agreement, except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date, and except where any failure to be true and correct in all respects as of the applicable date has not had a Material Adverse Effect on Parent (it being understood that for purposes of determining the accuracy of such representations and warranties, all Material Adverse Effect or other materiality qualifications in such representations and warranties shall be disregarded).

(b) Covenants. Each of the covenants and obligations that Parent and Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Actions or Orders. No Action, inquiry or other Proceeding by any Governmental Authority or other Person shall have been instituted or threatened which seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or which questions the validity or legality of the transactions contemplated hereby or thereby.

(d) Tax Matters. The Series A-2 Financing shall have been consummated in a manner such that, immediately after giving effect to Parent Series A-2 Preferred Shares purchased for cash at the initial closing of the Series A-2 Financing and the concurrent or subsequent consummation of the Merger, the Stock Converting Holders together with the Parent Series A-2 Investors, will collectively own, within the meaning of Section 368(c) of the Code, at least 80% of (i) the total combined voting power of all classes of stock of the Surviving Corporation entitled to vote and (ii) the total number of shares of all other classes of stock of the Surviving Corporation.

(e) Other Deliveries. Parent shall have delivered (or cause to be delivered) to the Company each of the following:

(i) a certificate executed on behalf of Parent by its chief executive officer containing the representation and warranty of Parent that the conditions set forth in Sections 6.1(a) and 6.1(b) have been duly satisfied; and

(ii) a certificate executed on behalf of Parent by its chief executive officer certifying that attached thereto is a true and complete copy of the Restated Certificate filed with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions provided for hereby are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. Each of (i) the Company Fundamental Representations (other than Section 3.5) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for Company Fundamental Representations that speak as of a particular date, which shall be true and correct in all respects as of such date), (ii) Section 3.5 shall be true and correct in all material respects as of the date of this Agreement (without giving effect to any materiality qualifications therein) and (iii) the representations and warranties made by the Company in this Agreement other than the Fundamental Representations shall be true and correct in all respects as of the date of this Agreement, except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date, and except where any failure to be true and correct in all respects as of the applicable date has not had a Material Adverse Effect on the Company (it being understood that for purposes of determining the accuracy of such representations and warranties, all Material Adverse Effect or other materiality qualifications in such representations and warranties shall be disregarded).

(b) Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Actions or Orders. No Action, inquiry or other Proceeding by any Governmental Authority or other Person shall have been instituted or threatened which seeks to restrain, enjoin, prevent the consummation of the transactions contemplated by this Agreement or which questions the validity or legality of the transactions contemplated hereby or thereby.

(d) Tax Matters. The Series A-2 Financing shall have been consummated in a manner such that, immediately after giving effect to the Parent Series A-2 Preferred Shares purchased for cash at the initial closing of the Series A-2 Financing and the concurrent or subsequent consummation of the Merger, the Stock Converting Holders together with the Parent Series A-2 Investors, will collectively own, within the meaning of Section 368(c) of the Code, at least 80% of (i) the total combined voting power of all classes of stock of the Surviving Corporation entitled to vote and (ii) the total number of shares of all other classes of stock of the Surviving Corporation.

(e) 280G Waivers. If a 280G Vote is required under Section 5.12 hereof, the Company shall have delivered to Parent (i) a Parachute Payment Waiver from each Person that is eligible to receive a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) evidence satisfactory to Parent that either (i) the 280G Vote required pursuant to Section 5.12 was solicited in conformity with Section 280G(b)(5)(B) of the Code and the Section 280G Approval was obtained with respect to any payments and/or benefits that were subject to the 280G Vote or (ii) the Section 280G Approval was not obtained and as a consequence, that the Waived Parachute Payments shall not be made or provided, pursuant to the Parachute Payment Waivers which were executed by the Disqualified Individuals in accordance with Section 5.12.

(f) Other Deliveries. The Company shall have delivered (or cause to be delivered) to Parent and Merger Sub each of the following:

(i) a certificate executed on behalf of the Company by its chief executive officer containing the representation and warranty of the Company that the conditions set forth in Sections 6.2(a) and 6.2(b) have been duly satisfied;

(ii) the Written Consent executed by (A) Company Stockholders representing not less than 90% of the number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time and (B) every holder of 1% or more of Company Capital Stock;

(iii) from Company Stockholders representing not less than 90% of the number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time, (A) duly completed and executed Letters of Transmittal and (B) a joinder to the Parent A-2/B Investor Agreements and a Stock Restriction Agreement from the Stock Converting Holder;

(iv) resignations from each member of the Company Board immediately prior to the Effective Time resigning from such positions effective as of the Effective Time;

(v) executed Payoff Letters relating to any Indebtedness of the Company outstanding as of immediately prior to the Effective Time;

(vi) evidence reasonably satisfactory to Parent that each Employee Plan intended to be qualified under Section 401(k) of the Code has been terminated effective as of the day immediately prior to the Closing pursuant to resolutions duly adopted by the Company Board; and

(vii) the certificate in the form set forth in Exhibit L, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

ARTICLE VII.

TERMINATION

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the Requisite Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either Parent or the Company, if a Governmental Authority shall have issued any Order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(c) by Parent, if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) the covenants or obligations of the Company contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 7.1(c) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period unless the Company is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(d) by the Company, if (i) any representation or warranty of Parent contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.1(a) would not be satisfied, or (ii) the covenants or obligations of Parent or Merger Sub contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.1(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Parent or Merger Sub during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 7.1(d) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period unless Parent is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(e) by Parent at any time before the Requisite Stockholder Approval has been obtained; provided, that Parent shall not be permitted to terminate pursuant to this Section 7.1(e) during the first twenty-four (24) hours after the execution of this Agreement.

7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to any other party; provided that the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 5.10 and Article IX, which shall survive any termination of this Agreement.

ARTICLE VIII.

INDEMNIFICATION

8.1 Survival. If the Merger is consummated, the representations and warranties of the parties set forth in this Agreement shall survive the Closing for a period of nine (9) months following the Closing Date, except that (a) Company Fundamental Representations and Parent Fundamental Representations shall survive the Closing for a period of three (3) years after the Closing Date (the “Fundamental Representations”), and (b) those representations and warranties set forth in Section 3.17 (Tax Matters), shall survive until the date that is 60 days following the expiration of the applicable statute of limitations (including any applicable extensions). All covenants and agreements set forth in this Agreement shall remain in full force and effect for a period of nine (9) months following the Closing Date, except for those covenants and agreements that by their nature are to be performed in whole or in part at or after the Closing, which shall remain in full force and effect until performed in accordance with this Agreement. For the avoidance of doubt, the indemnification obligations provided in this Article VIII are continuing obligations of indemnification intended to survive the Closing for the periods described herein, and not simply a remedy for breach existing as of the Closing. Notwithstanding the foregoing, (i) the expiration of the above survival periods for any representation or warranty shall not terminate or affect any claim with respect to such representation or warranty that is set forth in a Third-Party Notice of Claim or a Notice of Claim delivered to the other party in accordance with Section 8.7(b) or Section 8.7(e), as applicable, prior to the end of such survival period; and (ii) in the event of fraud by or on behalf the Company on the one hand, or Parent or Merger Sub on the other hand, in connection with a representation or warranty contained in Articles III and IV of this Agreement, such representation or warranty (and the associated right of indemnity) shall survive until the date that is 60 days following the expiration of the applicable statute of limitations (including any applicable extensions) applicable to claims based on such fraud.

8.2 Indemnification by Indemnifying Stockholders.

(a) From and after the Closing, each Indemnifying Stockholder shall severally (and not jointly) and in proportion to their respective Indemnity Pro Rata Share, hold harmless and indemnify each of Parent and its Affiliates (including the Surviving Corporation after the Closing) and each of their respective officers, directors, employees, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against any and all Losses arising out of or resulting from:

(i) any breach of or inaccuracy in any representation or warranty made by the Company pursuant to Article III or the certificate delivered by the Company pursuant to Section 6.2(g)(i);

(ii) any breach of any covenant or agreement made by the Company under this Agreement that was to be performed by the Company at or prior to the Closing;

(iii) any inaccuracy in the Consideration Schedule;

(iv) any Closing Indebtedness or Unpaid Transaction Expenses to the extent not either (A) fully discharged prior to the Closing or (B) accounted for in the determination of Aggregate Closing Parent Shares;

(v) Indemnified Taxes to the extent not either (A) fully discharged prior to the Closing, or (B) accounted for in the determination of Aggregate Closing Parent Shares;

(vi) any exercise of dissenters’ rights or rights of appraisal by any Company Stockholder or former Company Stockholder, including (i) in the event any consideration is determined to be payable to any holder of Dissenting Shares pursuant to the DGCL, the excess of such consideration paid to holders of Dissenting Shares over the consideration that would have otherwise been payable to such holder pursuant to Section 1.5 upon the exchange of such Dissenting Shares if such holder had not exercised his, her or its right to dissent to the Merger pursuant to Section 262 of the DGCL and (ii) all Losses incurred in connection with the proceedings related to any such exercise of dissenters’ rights or rights of appraisal and resolution thereof; or

(vii) any Action brought by shareholders of the Company or in the name of the Company against the Company and/or their respective directors relating to the transactions contemplated by this Agreement, including the Merger.

(b) Notwithstanding anything to the contrary in this Agreement, the right to indemnification under this Section 8.2 is subject to the following limitations; provided, however, that none of the limitations set forth in this Article VIII shall apply in the case of fraud by or on behalf of the Company:

(i) Indemnifying Stockholders shall not have any obligation to indemnify any Parent Indemnified Party from and against any Losses arising out of breaches or inaccuracies indemnified under Section 8.2(a)(i) (other than as a result of a breach of or inaccuracy in a Company Fundamental Representation) until the Parent Indemnified Parties have suffered aggregate Losses by reason of such breaches or inaccuracies in excess of $1,000,000 (the “Minimum Amount”), at which point the full amount of Losses of the Parent Indemnified Parties shall be recoverable from the first dollar of Loss. For the avoidance of doubt, the rights of Parent Indemnified Parties to indemnification pursuant to Section 8.2(a)(i) as a result of a breach of or inaccuracy in a Company Fundamental Representation shall not be subject to the Minimum Amount.

(ii) The maximum amount which the Parent Indemnified Parties may recover arising out of breaches or inaccuracies described in Section 8.2(a)(i) (other than as a result of a breach of or inaccuracy in a Company Fundamental Representation) shall be an aggregate amount equal to $15,000,000 (the “Cap”). For the avoidance of doubt, the Parent Indemnified Parties’ right to indemnification under Section 8.2(a)(i) as a result of a breach of or inaccuracy in a Company Fundamental Representation shall not be subject to the Cap.

(c) Any finally determined claim for indemnification under this Section 8.2 shall be satisfied from (i) Stock Converting Holders by cancelling such Stock Converting Holders’ Parent Series A-2 Preferred Shares using a value of such Parent Series A-2 Preferred Shares equal to the Adjusted Parent Stock Price, and (ii) Indemnifying Stockholders that received the Per Share Closing Cash Consideration pursuant to Section 1.5(c) in the form of a cash payment, in each case, in an amount not to exceed each such Indemnifying Stockholder’s Indemnity Pro Rata Share of such Losses. Upon such final determination, Parent may cancel and extinguish such Parent Series A-2 Preferred Shares on the stock ledger and books and records of Parent, and upon notice of such cancellation, such Stock Converting Holder shall surrender to Parent such Parent Series A-2 Preferred Shares without any consideration payable therefor.

(d) The per share price to be used to value Parent Series A-2 Preferred Shares in order to determine the amount of Losses deemed to be satisfied by such Parent Series A-2 Preferred Shares (either with respect to Parent Series A-2 Preferred Shares to be cancelled by Parent pursuant to Section 8.2(c) or to be issued to Company Indemnified Parties pursuant to Section 8.3(b)(iii)) (the “Adjusted Parent Stock Price”) (i) with respect to any indemnifiable Loss paid and satisfied within one (1) year from the Closing Date and prior to the consummation of a Parent IPO, shall be the Parent Preferred Per Share Price, (ii) with respect to any indemnifiable Loss paid and satisfied from and after the date that is one (1) year from the Closing Date and prior to the consummation of a Parent IPO, the fair market value of the Parent Series A-2 Preferred Shares as determined by an independent third party valuation expert selected by the board of directors of Parent, and (iii) with respect to any indemnifiable Loss paid and satisfied from and after the consummation of a Parent IPO, shall be adjusted to an amount equal to the average closing price of a share of Parent Common Stock on the applicable nationally recognized stock exchange as of the fifteen (15) trading day period ending on the last trading day preceding the date of submission of a Third Party Claim Notice or Notice of Claim, as applicable; provided, that the Adjusted Parent Stock Price shall also be equitably adjusted (without duplication to any other equitable adjustment contemplated by this Agreement) to reflect any conversion of Parent Series A-2 Preferred Shares into shares of Parent Common Stock other than on a one-for-one basis and/or any stock splits or reverse stock splits which occur in connection with such Parent IPO.

(e) Notwithstanding anything in this Agreement to the contrary, but subject to Section 8.2(b), in no event shall any Indemnifying Stockholder have any liability pursuant to this Section 8.2 greater than the amount of consideration actually received by such Indemnifying Stockholder pursuant to Section 1.5 of this Agreement.

8.3 Indemnification by Parent and the Surviving Corporation.

(a) From and after the Closing, Parent and the Surviving Corporation will, jointly and severally, hold harmless and indemnify each Company Stockholder and its Affiliates and each of their respective officers, directors, employees, successors and assigns (collectively, the “Company Stockholder Indemnified Parties” and, together with the Parent Indemnified Parties, the “Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:

(i) any breach of or inaccuracy in any representation or warranty made by Parent or Merger Sub pursuant to Article IV or the certificates delivered by Parent and Merger Sub pursuant to Section 6.1(e)(i); or

(ii) any breach of covenant or agreement made by Parent or Merger Sub under this Agreement that was to be performed by Parent or Merger Sub at or prior to the Closing.

(b) Notwithstanding anything to the contrary in this Agreement, the right to indemnification under this Section 8.3 is subject to the following limitations; provided, however, that none of the limitations set forth in this Article VIII shall apply in the case of fraud by or on behalf of Parent or Merger Sub:

(i) Parent and the Surviving Corporation shall not have any obligation to indemnify any Company Stockholder Indemnified Party from and against any Losses arising out of breaches or inaccuracies indemnified under Section 8.3(a)(i) (other than as a result of a breach of or inaccuracy in a Parent Fundamental Representation) until the Company Stockholder Indemnified Parties have suffered aggregate Losses by reason of such breaches or inaccuracies in excess of the Minimum Amount, at which point the full amount of all Losses of the Company Stockholder Indemnified Parties shall be recoverable from the first dollar of Loss. For the avoidance of doubt, the Company Stockholder Indemnified Parties’ right to indemnification under Section 8.3(a)(i) as a result of a breach of or inaccuracy in a Parent Fundamental Representation shall not be subject to the Minimum Amount.

(ii) The maximum amount which the Company Stockholder Indemnified Parties may recover arising out of breaches or inaccuracies described in Section 8.3(a)(i) (other than as a result of a breach of or inaccuracy in a Parent Fundamental Representation) shall be the Cap. For the avoidance of doubt, the Company Stockholder Indemnified Parties’ right to indemnification under Section 8.3(a)(i) as a result of a breach of or inaccuracy in a Parent Fundamental Representation shall not be subject to the Cap.

(iii) Subject to the other limitations contained herein, Parent and the Surviving Corporation shall have the right (but not the obligation) to satisfy all or any portion of any finally determined claim for indemnification under this Section 8.3 with respect to Stock Converting Holders through the issuance to Stock Converting Holders, a number of additional Parent Series A-2 Preferred Shares equal to the quotient obtained by dividing (1) the applicable

Losses to be satisfied with Parent Series A-2 Preferred Shares by (2) the Adjusted Parent Stock Price, rounded down to the nearest whole number of Parent Series A-2 Preferred Shares, in an amount not to exceed each such Indemnifying Stockholder’s Indemnity Pro Rata Share of such finally determined claim for indemnification; provided, that in the event of the consummation of a Parent IPO at any time from and after the Closing Date pursuant to which Parent Series A-2 Preferred Shares are converted into shares of Parent Common Stock, Parent shall be entitled to issue to Stock Converting Holders shares of Parent Common Stock in lieu of such Parent Series A-2 Preferred Shares at the conversion ratio effective as of the consummation of such Parent IPO (to be equitably adjusted (without duplication to any other equitable adjustment contemplated by this Agreement) to reflect any stock splits or reverse stock splits which occur in connection with such Parent IPO).

(c) Notwithstanding anything in this Agreement to the contrary, but subject to Section 8.3(b), in no event shall Parent and the Surviving Corporation have aggregate liability pursuant to this Section 8.3 in excess of $100,000,000.

8.4 Exclusive Remedy. From and after the Closing Date, the Parent Indemnified Parties’ and the Company Stockholder Indemnified Parties’ sole and exclusive remedy for any claim with respect to the breach of any representation, warranty, covenant or agreement or other express indemnification obligation set forth in this Agreement shall be those remedies set forth in this Article VIII; provided, however, that nothing herein shall preclude any party hereto from (a) enforcing its rights to an injunction or specific performance pursuant to Section 9.14 or (b) seeking any remedy based upon fraud by any other party hereto (including any such fraud committed by any officer, director or employee of Parent, Merger Sub, the Company Stockholders, the Company or any Affiliate thereof in connection with the transactions contemplated by this Agreement) (provided that any claims for fraud may be asserted solely against the Person who allegedly committed such fraud).

8.5 Additional Provisions Regarding Indemnification. Notwithstanding any other provision of this Article VIII, the right to indemnification pursuant to this Article VIII is subject to the following limitations; provided, however, that the following limitations described in clause (a) below shall not apply to Losses arising out of or resulting from fraud:

(a) in no event will any party to this Agreement be liable under this Agreement (for indemnification) to any other party or other Person for diminution in value, lost opportunities, punitive damages or any other damages that are not the reasonably foreseeable consequence of the breach or inaccuracy giving rise to such claim for Losses, except, in each case, where such damages are received by a third party from an Indemnified Party in connection with Losses indemnified hereunder;

(b) the amount of Loss for which any party to this Agreement or other Person may be entitled to seek indemnification under this Agreement will be reduced by the amount of any third-party insurance (and not self-insurance) proceeds or other payment from a third party that is actually received by such party or Person (or its Affiliates) with respect to such Loss (net of any out-of-pocket expenses incurred in obtaining such amounts, any co-payment, retrospective premium adjustment and increased premiums resulting from such Loss as reasonably determined by the Indemnifying Parties and Indemnified Parties (“Reduction Amounts”));

(c) if an Indemnified Party, after having received any indemnification payment pursuant to this Agreement with respect to a Loss, subsequently actually receives any third-party insurance proceeds or other payment from a third party for which it was actually indemnified pursuant to this Article VIII, such Indemnified Party will promptly refund and pay to the Indemnifying Party an amount equal to such insurance proceeds or payment (net of applicable Reduction Amounts);

(d) the right to indemnification or other remedy based on the representations, warranties, covenants, agreements and indemnities contained herein will not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired) by the party seeking indemnification, at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement contained herein or any other matter;

(e) no Indemnified Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach of more than one of the representations, warranties, agreements, or covenants in this Agreement;

(f) no Indemnified Party shall be entitled to indemnification under this Agreement in respect of any Losses to the extent such Losses were specifically taken into account in the calculation of, and reduced the Aggregate Closing Parent Shares, including the calculation of the Unpaid Transaction Expenses and Closing Indebtedness;

(g) the Indemnified Parties shall use such efforts as required by applicable Law to mitigate the amount of any Losses arising from a matter subject to indemnification hereunder; provided, however, that (i) this clause (g) shall not require any Indemnified Party to take any action to recover Losses from any third party; and (ii) the taking of any such action shall not be a condition to indemnification rights hereunder; and

(h) for purposes of determining the amount of any Losses with respect to any claim for indemnification under Section 8.2 or Section 8.3, any qualifiers as to materiality (including Material Adverse Effect or similar terms) contained in an applicable representation and warranty shall be deemed to be deleted and shall be given no force or effect.

8.6 Tax Treatment. Parent, Company Stockholders, Stockholders’ Representative and the Company agree to treat (and cause each of their Affiliates to treat) any payment received pursuant to this Article VIII as an adjustment to the consideration paid to Indemnifying Stockholders pursuant to Section 1.5 and Section 1.14 for all Tax purposes, to the maximum extent permitted by applicable Law.

8.7 Indemnification Procedures.

(a) Any party or other Person that has an indemnification obligation under this Article VIII is referred to herein as an “Indemnifying Party” and any party or Person that is entitled to indemnification under this Article VIII is referred to herein as an “Indemnified Party”.

(b) Should any claim or Proceeding by or involving a third party (including any Governmental Authority) not party to this Agreement (or an Affiliate thereof) arise after the Closing Date for which an Indemnifying Party has an indemnification obligation under the terms of this Agreement (a “Third-Party Claim”), the Indemnified Party shall notify the Indemnifying Party in writing (a “Third-Party Claim Notice”) prior to the expiration of the applicable survival date provided in Section 8.1 and within a reasonable time after such Third-Party Claim or Proceeding arises and is known to the Indemnified Party; provided, however, that no delay on the part of the Indemnified Party to provide the Indemnifying Party a Third-Party Claim Notice shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof.

(c) After receipt of a Third-Party Claim Notice from Parent or the Stockholders’ Representative, as applicable, the other party shall be entitled, at its own cost and expense, to consult with the party who has delivered such Third-Party Claim Notice in any defense of such claim, it being understood that the party who delivered such Third-Party Claim Notice shall have the sole right to control such defense; provided, however, that the Indemnifying Parties and the Indemnified Parties shall cooperate in good faith to implement reasonable arrangements designed to preserve any existing attorney-client privilege; provided, further, that each party shall be entitled to withhold information from the other party if its provision would cause the attorney-client privilege thereof to be waived.

(d) No settlement of any Third-Party Claim without the consent (which shall not be unreasonably withheld, conditioned or delayed) of Parent or the Stockholders’ Representative, as applicable, shall be dispositive of whether such Third-Party Claim represented an indemnifiable matter hereunder or determinative of the existence or amount of Losses relating to such matter for which any Indemnified Party shall be entitled to indemnification hereunder. In the event that Parent or the Stockholders’ Representative, as applicable, has consented to any such settlement, however, the applicable Indemnifying Parties shall have no power or authority to object to such Third-Party Claim and the payment of Losses in respect thereof.

(e) Any claim on account of Losses for which indemnification is provided under this Agreement which does not involve a Third-Party Claim shall be asserted by reasonably prompt written notice (a “Notice of Claim”) prior to the expiration of the applicable survival date provided in Section 8.1, stating, in reasonable detail, and to the extent known, the nature and basis of such claim and a good faith, non-binding, preliminary estimate of the aggregate dollar amount of actual Losses that have arisen and are expected to arise as a result of such breach or other matter as set forth on such Notice of Claim, given by the Indemnified Party to the Indemnifying Party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof.

(f) Upon receipt of a Notice of Claim, the Indemnifying Party and the Indemnified Party shall consult with each other in an attempt to agree upon the matters set forth in the Notice of Claim and reach a written agreement with respect to such matters (a “Claim Settlement Agreement”). If the Indemnifying Party and the Indemnified Party fail to agree upon the matters contained in such Notice of Claim within thirty (30) days after the date the Notice of

Claim is delivered to the Indemnified Party, then, at the request of any party, the Indemnifying Party and the Indemnified Party shall meet in an attempt to resolve the objection described in such Notice of Claim and reach a Claim Settlement Agreement. If the Indemnifying Party and the Indemnified Party enter into a Claim Settlement Agreement, the objections contained in such Notice of Claim shall be deemed to be as resolved as provided therein. If the Indemnifying Party and the Indemnified Party are unable to resolve the objection described in such Notice of Claim within sixty (60) days after delivery by the Indemnified Party of such Notice of Claim, then either party may submit the objections contained in such Notice of Claim for resolution in a Proceeding commenced as contemplated by Section 9.12.

8.8 Exercise of Remedies. No Indemnified Party, other than Parent (on behalf of the Parent Indemnified Parties) or the Stockholders’ Representative (on behalf of the Company Stockholders) shall be permitted to assert any indemnification claim or exercise any other right or remedy under this Agreement unless Parent or the Stockholders’ Representative, as applicable, shall have consented to the assertion of such indemnification claim or the exercise of such right or other remedy.

8.9 Non-Reliance.

(a) Except for the representations and warranties set forth in Article III and in any certificate, instrument or other document delivered by or on behalf of the Company pursuant to this Agreement (including the Accredited Investor Certification and Letter of Transmittal), Parent and Merger Sub acknowledge and agree that (i) neither the Company nor any other Person acting on behalf of the Company has made or is making any express or implied representation or warranty with respect to the Company, the business, operation, condition (financial or otherwise) or any other aspect thereof, or with respect to any other information provided to Parent, Merger Sub or any of their Affiliates or Representatives and (ii) any other representations or warranties are expressly disclaimed by the Company, (iii) Parent and Merger Sub, and any Person acting on behalf of Parent or Merger Sub, are not entitled to rely on any such representation or warranty, if made, and (iv) Parent or Merger Sub, and any Person acting on behalf of Parent or Merger Sub, have not, are not and will not rely on any such representation or warranty, if made.

(b) Except for the representations and warranties set forth in Article IV and in any certificate, instrument or other document delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement, the Company and the Company Stockholders acknowledge and agree that (i) none of Parent, Merger Sub or any Person acting on behalf of Parent or Merger Sub has made or is making any express or implied representation or warranty with respect to Parent or Merger Sub, including the business, operation, condition (financial or otherwise) or any other aspect thereof, or with respect to any other information provided to the Company or the Company Stockholders, including the Affiliates or Representatives thereof, (ii) any other representations or warranties are expressly disclaimed by Parent and Merger Sub, (iii) none of the Company, the Company Stockholders or any Person acting on behalf of the Company or any Company Stockholder, are entitled to rely on any such representation or warranty, if made, and (iv) none of the Company, the Company Stockholders or any Person acting on behalf of the Company or any Company Stockholder, has, is or will rely on any such representation or warranty, if made.

(c) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, represents that such party has entered into this Agreement without reliance upon any representations, statement, documents or information other than those contained within this Agreement (including the Accredited Investor Certification and Letters of Transmittal) and the corresponding disclosure schedules.

ARTICLE IX.

MISCELLANEOUS

9.1 Defined Terms. As used herein, the terms below shall have the following meanings. Any such term, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Accredited Investor” means a Person that is, as of the Effective Time, an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect, under the Securities Act.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal for or indication of interest in (a) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company, (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company, (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

“Action” means any action, complaint, claim, suit, litigation, Proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, civil or criminal investigation or unfair labor practice charge or complaint.

“Affiliate” means, when used with reference to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Closing Parent Shares” means (a) 100,000,000 shares of Parent capital stock, which shall be split between Parent Series A-2 Preferred Shares and shares of Parent Common Stock at the Closing based on the number of such shares to be issued pursuant to Section 1.5 (as reflected in the Consideration Schedule delivered pursuant to Section 2.2(c)), less (b) that number of Parent Series A-2 Preferred Shares and shares of Parent Common Stock (in proportion to the number of such shares pursuant to clause (a) whose aggregate value is equal to the amount of all Unpaid Transaction Expenses plus all unpaid Closing Indebtedness; provided, to the extent such resulting number of Parent Series A-2 Preferred Shares includes any fractional share, such amount shall be rounded down to the nearest whole number of Parent Series A-2 Preferred Shares.

“BLA” means a biologics license application, as described in the Code of Federal Regulations Title 21 (21 C.F.R.) § 601, submitted to the FDA under Section 351 of the Public Health Service Act for licensure to market and commercialize a biological product in the United States.

“BLA Approval” means receipt of a biologics license from the FDA to market a biological product in the United States pursuant to 21 C.F.R. § 601.20.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of California are authorized or obligated to close.

“Change of Control” means (A) an event or series of events by which any third party “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any (x) employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan or (y) any person or group affiliated with any equity holder of Parent or the Surviving Corporation as of immediately following the Effective Time) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the immediate right to acquire (such right, an “Option Right”)), directly or indirectly, of more than seventy percent (70%) the equity securities of Parent entitled to vote for members of the board of directors or equivalent governing body of Parent (as applicable) on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any Option Right); (B) any merger, business combination, consolidation, recapitalization, tender or exchange offer or other similar transaction whereby the stockholders of Parent (together with their Affiliates) as of immediately prior to such transaction do not own at least seventy percent (70%) of the outstanding capital stock of Parent immediately following such transaction; or (C) any sale of assets or business of Parent or the Surviving Corporation that constitutes at least eighty-five percent (85%) of the total revenue, net income, EBITDA or assets of Parent, taken as a whole.

“Closing Cash” means all cash and cash equivalents held by the Company as of immediately prior to the Effective Time; provided, however, that “cash” shall (a) be calculated net of issued but uncleared checks, wire transfers and drafts written or issued by the Company, (b) include all uncleared checks, wire transfers and drafts deposited or pending deposit for the account of the Company and (c) not include any cash, cash equivalents, bank deposits or marketable securities that are restricted or “trapped” because of legal, contractual of Tax-related restrictions or impediments.

“Closing Indebtedness” means all Indebtedness of the Company as of immediately prior to the Effective Time other than indebtedness owed under the Square 1 Facility represented by the Credit Facility Repayment Shortfall Amount.

“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by Parent and the Parent Parties with respect to the Milestones, reasonable, diligent, good faith efforts and resources to accomplish any such Milestones as is commonly dedicated in the pharmaceutical industry by a biopharmaceutical company for a product of similar commercial potential at a similar stage in its lifecycle to any Company Product, in each case taking into account all relevant factors, including issues of safety and efficacy, product profile, the proprietary position, the then current competitive environment and the likely timing of market entry, the regulatory environment and status of such product, and other relevant scientific, technical and commercial factors, but without regard to any Milestone Payments that may be owed under this Agreement and without reference to any other products owned, in-licensed or otherwise controlled by Parent or any Parent Party.

“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

“Company Common Stock” means the Company’s Common Stock, $0.001 par value per share.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company Disclosure Schedule” means a schedule executed and delivered by the Company to Parent and Merger Sub as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article III hereof and certain other information called for by this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule which is included in the Company Disclosure Schedule.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.5 (Capitalization), and Section 3.26 (No Brokers).

“Company Intellectual Property” means all Intellectual Property that is owned or licensed to the Company.

“Company Investor Agreements” means the Investors’ Rights Agreement, dated as of May 12, 2017, by and among the Company (f/k/a VL39, Inc.) and the other parties listed therein; the Voting Agreement, dated as of May 12, 2017, by and among the Company (f/k/a VL39, Inc.) and the other parties listed therein; the Right of First Refusal and Co-Sale Agreement, dated as of May 12, 2017, by and among the Company (f/k/a VL39, Inc.) and the other parties listed therein; the Management Rights Letter, dated May 12, 2017, between the Company, Flagship Ventures Fund V, L.P. and Flagship V VentureLabs Rx Fund, L.P.; and the Management Rights Letter, dated August 7, 2018, between the Company and Flagship Pioneering Fund VI, L.P.

“Company Option” means an option entitling the holder thereof to acquire shares of Company Common Stock from the Company, whether under the Company Plan or otherwise.

“Company Plan” means the 2017 Equity Incentive Plan, as amended.

“Company Preferred Stock” means the Company’s Preferred Stock, $0.001 par value per share.

“Company Product” means an in vivo Fusogenic therapeutic product candidate.

“Company Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property that have been registered, filed, certified or otherwise perfected or recorded or are the subject of a pending application for such, with or by any Governmental Authority or the Internet domain name registrar, by or on behalf of or in the name of the Company (including all Internet domain names).

“Company Restricted Shares” means any shares of Company Common Stock granted under the Company Plan or otherwise that, as of immediately prior to the Effective Time, is subject to a risk of forfeiture, a right of first refusal, transfer restrictions or a right of repurchase at the original purchase price thereof.

“Company Securityholders” means Company Stockholders and any holder of Company Options or Company Warrants, in each case as of immediately prior to the Effective Time.

“Company Stockholders” means any holder of Company Capital Stock immediately prior to the Effective Time.

“Company Warrant” means a warrant entitling the holder thereof to acquire shares of Company Preferred Stock from the Company.

“Consent” means any approval, consent, ratification, permission, extension, waiver or authorization.

“Contingent Allocation” means, with respect to any Milestone Payment Recipient, the product of (i) such Milestone Payment Recipient’s Pro Rata Share and (ii) such Milestone Payment, provided, that, for the purposes of determining a Milestone Payment Recipient’s Contingent Allocation, as of immediately prior to the date of the relevant Milestone, the Milestone Payment Recipient’s Pro Rata Share shall be equitably adjusted to take into account any forfeitures under the Carveout Plan or in respect of Parent RSUs prior to the achievement of such Milestone.

“Contract” means any contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment, plan or other arrangement, in each case, purporting to be legally binding, whether oral or written.

“Credit Facility Repayment Shortfall Amount” means an amount equal to (a) the total amount due (including principal and interest) to fully repay and discharge the Square 1 Facility at Closing, less (b) the amount of unrestricted cash of the Company on the Closing Date, less (c) the amount of any Transaction Expenses paid by the Company after the date of this Agreement (other than any expenses of legal counsel to the extent incurred in connection with the negotiation, preparation and execution of an Alternative Merger Agreement described in Section 1.13).

“EMA” means the European Medicines Agency and any successor entity.

“Encumbrance” means any claim, lien, pledge, option, charge, community property interest, equitable interest, right of first refusal or restriction of any kind, easement, security interest, deed of trust, mortgage, pledge, hypothecation, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Environmental Laws” means any applicable Law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity (whether or not incorporated) that, together with such entity, would be treated as a “single employer” within the meaning of Section 414 of the Code.

“Expert” means any person (a) with at least ten (10) years of applicable pharmaceutical industry experience for products similar to the Company Products, (b) who has not worked for or been engaged by either party to this Agreement or its Affiliates in the three (3) year period immediately prior to selection of the Expert, and (c) who does not own equity or debt in either party to this Agreement or its Affiliates (other than equity or debt owned through a broad-based mutual fund or exchange traded fund).

“FDA” means the United States Food and Drug Administration and any successor entity.

“First Milestone” means the achievement of preclinical evidence of successful in vivo intracellular delivery in a mouse or other animal model with a Fusogenic composition.

“First Milestone Payment” means $50.0 million.

“Flagship IP License” means the License Agreement between Flagship Pioneering Innovations V, Inc. and the Company (f/k/a VL39, Inc.), dated February 17, 2016, as amended.

“Flagship Managerial Agreement” means the Managerial Agreement between the Company (f/k/a VL39, Inc.) and Flagship Ventures Management, Inc., dated as of February 17, 2016, as amended.

“Fully Diluted Common Shares” means the aggregate number of shares of Company Common Stock represented by, without duplication, (a) all shares of Company Capital Stock issued and outstanding as of immediately prior to the Effective Time, on an as-converted-to-Company Common Stock basis (as applicable), (b) all shares of Company Capital Stock issuable upon exercise of Company Options, whether vested or unvested, as of immediately prior to the Effective Time without giving effect to any termination thereof under Section 1.6 and (c) any other direct or indirect rights to acquire shares of Company Capital Stock that are outstanding as of immediately prior to the Effective Time (including shares issuable upon the exercise of Company Warrants), on an as-exercised and as-converted-to-Company Common Stock basis (as applicable).

“Fusogenic” means a product or product candidate that includes: (a) a lipid bilayer membrane with an associated lumen (including cells, cell-derived vesicles, enveloped viruses or virus-like structures, and synthetic lipid vesicles); and (b) a polypeptide or polypeptide complex associated with such lipid bilayer membrane where such polypeptide or polypeptide complex enables fusion with, or creates a channel between, such lipid bilayer membrane and a cellular membrane, enabling transfer of a payload to or across such cellular membrane.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any United States, foreign, supra-national, federal, state, provincial, local or self-regulatory governmental, regulatory or administrative authority, agency, division, body, organization or commission or any judicial or arbitral body.

“IND” means an Investigational New Drug Application, as defined in 21 C.F.R. § 312.3, clinical trial application or similar application or submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority anywhere in the world in conformance with the requirement of such Regulatory Authority, and any amendments thereto.

“IND Milestone” means the acceptance (wherein “acceptance” means that a clinical study in humans may be initiated based on such IND) of an IND for a Company Product by a Regulatory Authority in any country in the world.

“Indebtedness” means, without duplication, (a) all obligations for borrowed money or extensions of credit (including under credit cards, bank overdrafts, and advances), (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments, (c) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (d) all obligations of others secured by an Encumbrance on any asset of such Person, (e) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, (f) all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (g) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, (h) any unpaid Taxes of the Company with respect to any Pre-Closing Tax Period and (i) all obligations for interest, penalties, fees and premiums, expenses and breakage costs related to any of the foregoing.

“Indemnified Taxes” means any and all Losses attributable to (i) any Taxes of the Company for all Pre-Closing Tax Periods (allocated, with respect to a Straddle Period, in accordance with the last sentence of this definition); (ii) any Taxes of any Person (other than the Company) for which the Company may become liable as a transferee or successor, by Contract or by reason of having been a member of any combined, consolidated, affiliated, unitary or similar group for Tax purposes, by reason of a state or transaction existing or occurring prior to the Closing; (iii) Transfer Taxes borne by Company Stockholders pursuant to Section 5.7(d); and (iv) any withholding Taxes imposed with respect to payments made at the Closing pursuant to this Agreement. The portion of any Tax that relates to the portion of any Straddle Period ending on the Closing Date shall (a) in the case of real property, personal property and similar ad valorem Taxes be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (i) the numerator of which is the number of days in the Straddle Period ending on the Closing Date and (ii) the denominator of which is the number of days in the entire Straddle Period and (b) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date.

“Indemnifying Stockholder” means any Company Stockholder other than any holder of Company Restricted Shares.

“Indemnity Pro Rata Share” means, with respect to any Indemnifying Stockholder, the quotient (expressed as a percentage) obtained by dividing (a) the number of shares of Company Common Stock represented by all shares of Company Capital Stock (including any shares issuable upon the exercise of Company Warrants) held by such Indemnifying Stockholder as of immediately prior to the Effective Time, on an as-converted-to-Company Common Stock basis (as applicable), by (b) the number of Fully Diluted Common Shares (excluding for purposes of this calculation, all shares of Company Capital Stock issuable upon exercise of Company Options, whether vested or unvested, as of immediately prior to the Effective Time and all Company Restricted Shares).

“Intellectual Property” means patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, and licenses in, to and under any of the foregoing.

“Japan Regulatory Milestone” means receipt of a Regulatory Approval of Drug (seizo hanbai shonin) by the Japanese Minister of Health, Labor and Welfare (“MHLW”) or the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”), in each case, or any successor entity thereto, for a Company Product.

“Knowledge” means (a) with respect to the Company, the actual knowledge of Geoffrey von Maltzahn, Neal Gordon, Ryan McQuade and Jack Milwid, and (b) with respect to Parent, the actual knowledge of Steve Harr, Nathan Hardy and Jim MacDonald.

“Law” means any federal, state, local or foreign law, statute, ordinance, code, decree, treaty, rule, rule of common law, policy, directive or regulation or Order of any Governmental Authority and all other provisions having the force or effect of law.

“Liabilities” means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under applicable Law or any Proceeding or order of a Governmental Authority and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Losses” means any and all losses, damages, liabilities, reasonable, out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ or accountants’ fees and reasonable out-of-pocket expenses incurred in investigating, preparing for, defending, avoiding or settling any Proceeding in accordance with Article VIII), assessments, deficiencies, fines, penalties, reasonable, or out-of-pocket payments (including those arising out of settlement, judgment or compromise relating to any Proceeding in accordance with Article VIII).

“MAA Approval” means receipt of a decision from the European Commission following a favorable opinion by the EMA granting a marketing authorization for a Company Product.

“Material Adverse Effect” means with respect to any Person, any fact, event, change, development, circumstance or effect that is or would be, with the passage of time, reasonably expected to be materially adverse to the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of such Person; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect (unless, in the case of clauses (i) through (iii) and (v) below, they have a disproportionate effect on the Company or Parent, as applicable, as compared to any of the other companies in the industry in which the Company or Parent, as applicable, operate, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether there has been a Material Adverse Effect): (i) changes in general economic conditions or financial markets, (ii) changes affecting the Company’s or Parent’s, as applicable industry generally, (iii) changes in national or international political or social conditions, including acts of war or terrorism, and natural disasters or other acts of God, (iv) any failure by the Company or Parent, as applicable, to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)), and (v) changes in Law or GAAP occurring after the date hereof, but including any with retroactive effect.

“Milestone” or “Milestones” means the First Milestone and the Additional Milestone Trigger Events (individually and in the aggregate, respectively).

“Milestone Payment Recipients” means the holders of Company Capital Stock (including any Company Warrants to the extent exercised prior to the payment of the applicable Additional Milestone Payment but excluding the holders of any Company Restricted Shares) as of immediately prior to the Closing (other than the holders of Dissenting Shares), participants in the Carveout Plan and holders of Parent RSUs.

“Milestone Payments” means the First Milestone Payment and the Additional Milestone Payments.

“Milestone Stock Consideration” means shares of Parent capital stock of the same type and series of capital stock that was issued to institutional investors in Parent’s most recent bona fide arms’ length equity financing transaction occurring prior to the applicable Additional Milestone Trigger Event, at the applicable price per share paid by such institutional investors in such equity financing (“Milestone Stock”); provided that if the Milestone Stock includes “pay to play” or other similar forced conversion provisions that have a punitive impact on stockholders that do not participate in a future funding round (“Punitive Provisions”), Parent will take all actions necessary to create and issue as the Milestone Stock Consideration a “shadow” series of capital stock that mirrors the Milestone Stock in all aspects but does not include the Punitive Provisions; provided, further, that, if Parent has not yet issued any Parent Series B Preferred Stock prior to the occurrence of an Additional Milestone Trigger Event, Parent Series B Preferred Stock (on terms, including price per share, consistent with those set forth in the Parent Series A-2/B Purchase Agreement) may be issued by Parent in satisfaction of the applicable Additional Milestone Payment; provided, further, that if any Additional Milestone Trigger Event occurs after a Parent IPO, Parent may satisfy the applicable Additional Milestone Payment in the form of shares of Parent Common Stock valued as follows: (i) for an Additional Milestone Trigger Event other than the Qualifying Valuation Milestone, using a per share volume weighted average price in respect of period from the scheduled opening of trading until the scheduled close of trading of the primary trading session for the preceding five (5) consecutive trading days ending on the date of achievement of the applicable Additional Milestone Trigger Event; and (ii) for the Qualifying Valuation Milestone, using the Volume Weighted Average Price that triggered achievement of the Qualifying Valuation Milestone.

“NDA” means a new drug approval application as described in 21 C.F.R. § 314.50, submitted to the FDA under Section 505(b) of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 355(b)) for approval to market and commercialize a drug product in the United States.

“NDA Approval” means receipt of a written letter of approval by the FDA of an NDA pursuant to 21 C.F.R. § 314.105.

“Order” means judgments, writs, decrees, directives, rulings, compliance agreements, injunctions, awards, assessments, writs, stipulations, determination of awards, settlement agreements or orders of any Governmental Authority or arbitrator.

“Organizational Documents” means (a) the articles or certificate of incorporation, all certificates of determination and designation, and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person; and (f) any amendment to any of the foregoing.

“Parent A-1 Investor Agreements” means the (i) Investors’ Rights Agreement, dated as of October 2, 2018, by and among Parent and the Persons listed on Schedule A attached thereto, (the “Parent IRA”), (ii) Voting Agreement, dated as of October 2, 2018, by and among Parent and the Persons listed on Schedule A and Schedule B attached thereto (the “Parent Voting Agreement”), and (iii) Right of First Refusal and Co-Sale Agreement, dated as of October 2, 2018, by and among Parent and the Persons listed on Schedule A and Schedule B attached thereto.

“Parent A-2/B Investor Agreements” means the (i) Amended & Restated Investors’ Rights Agreement, substantially in the form set forth in Exhibit M (the “A&R Parent IRA”) (ii) Amended & Restated Voting Agreement, substantially in the form set forth in Exhibit N (the “A&R Parent Voting Agreement”), and (iii) Amended & Restated Right of First Refusal and Co-Sale Agreement, substantially in the form set forth in Exhibit O.

“Parent Capital Stock” means the Parent Common Stock and Parent Series A-1 Preferred Stock.

“Parent Common Stock” means the Common Stock of Parent, par value $0.0001 per share.

“Parent Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Parent Disclosure Schedule” means a schedule executed and delivered by Parent to the Company as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule which is included in the Parent Disclosure Schedule.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.6 (Capitalization), and Section 4.23 (No Brokers).

“Parent Intellectual Property” means all Intellectual Property that is owned or licensed to Parent.

“Parent IPO” means the initial firm commitment underwritten public offering of Parent Common Stock registered with the SEC pursuant to an effective registration statement under the Securities Act that results in Parent Common Stock being listed for trading on a nationally recognized stock exchange.

“Parent Parties” means Parent and its Affiliates (including after the Closing, the Surviving Corporation), and any licensees or sublicensees of any Company Products.

“Parent Plan” means Parent’s 2018 Equity Incentive Plan, as amended.

“Parent Preferred Per Share Price” means $1.00.

“Parent Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property that have been registered, filed, certified or otherwise perfected or recorded or are the subject of a pending application for such, with or by any Governmental Authority or the Internet domain name registrar, by or on behalf of or in the name of the Parent (including all Internet domain names).

“Parent Restated Certificate” means the Amended and Restated Certificate of Incorporation of Parent in the form of Exhibit P attached hereto.

“Parent Series A-1 Preferred Stock” means the Series A-1 Preferred Stock of Parent, par value $0.0001 per share.

“Parent Series A-2 Investors” means the Investors in the Series A-2 Financing as such term is defined in the Parent Series A-2/B Purchase Agreement.

“Parent Series A-2 Preferred Shares” means the shares of Parent Series A-2 Preferred Stock.

“Parent Series A-2 Preferred Stock” means the Series A-2 Preferred Stock of Parent, par value $0.0001 per share.

“Parent Series B Preferred Stock” means the Series B Preferred Stock of Parent, par value $0.0001 per share.

“Per Share Closing Cash Consideration” means an amount of cash equal to the product obtained by multiplying (a) the Preferred Exchange Ratio by (b) the Parent Preferred Per Share Price.

“Per Share Closing Consideration” means the Per Share Closing Cash Consideration and the Preferred Per Share Closing Consideration, as applicable.

“Permits” means all licenses, permits, franchises, approvals, authorizations, certificates, exemptions, or consents from any Governmental Authority, whether foreign, federal, state or local.

“Permitted Encumbrances” means (a) any restriction on transfer arising under applicable securities laws; (b) Encumbrances for current Taxes not yet due and payable or being contested in good faith for which adequate reserves have been established in accordance with GAAP; (c) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the ordinary course of business that are not yet due and payable and which are not, individually or in the aggregate, material to the business, operations and financial condition of the assets so encumbered of the Company or Parent, as applicable; and (d) zoning laws and other land use restrictions that do not, individually or in the aggregate, materially impair the present or anticipated use or occupancy of the property subject thereto.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.

“Personal Information” means any information relating to an identified or identifiable natural person; an “identifiable person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history, and/or account information; and shall also mean “personal information,” “personal health information” and “personal financial information” each as defined by applicable Laws relating to the collection, use, sharing, handling, storage, retention, destruction, and/or disclosure of information about an identifiable individual.

“Pivotal Trial Milestone” means the enrollment of the first patient in a pivotal clinical trial designed to, or does, obtain statistically significant evidence of safety and efficacy as required to support a Regulatory Milestone or the Japan Regulatory Milestone.

“Pre-Closing Tax Period” any taxable period that ends on or prior to Closing, including the pre-closing portion of any Straddle Period.

“Preferred Exchange Ratio” means the quotient obtained by dividing (a) the Aggregate Closing Parent Shares by (b) the Fully Diluted Common Shares.

“Preferred Per Share Closing Consideration” means a number of Parent Series A-2 Preferred Shares equal to the Preferred Exchange Ratio.

“Pricing Approval” means any governmental approval, agreement, determination, or decision establishing the prices for a product that can be charged or reimbursed in regulatory jurisdictions where the applicable Governmental Authorities negotiate, approve, or determine the price or reimbursement of pharmaceutical products.

“Pro Rata Share” means, with respect to any Company Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the number of shares of Company Common Stock represented by all shares of Company Capital Stock (including any shares issuable upon the exercise of Company Warrants and all shares of Company Capital Stock issuable upon exercise of Company Options, whether vested or unvested, as of immediately prior to the Effective Time without giving effect to any termination thereof under Section 1.6) held by such Company Stockholder as of immediately prior to the Effective Time, on an as-converted-to-Company Common Stock basis (as applicable), by (b) the number of Fully Diluted Common Shares.

“Proceeding” means any claim, action, suit, Order, hearing, notice, demand letter, request for information by a Governmental Authority, litigation, demand, directive, inquiry or investigation by, before or otherwise involving any Governmental Authority, or any legal, administrative or arbitration proceeding, whether civil, criminal or administrative.

“Qualifying Valuation Event” means, at any time prior to the twentieth (20th) anniversary of the Closing Date, (i) the closing of either (x) an arms’ length equity financing transaction of Parent by institutional investors or (y) the consummation of a Parent IPO, in each case, at a price per share that implies a pre-money valuation of Parent of at least $8.462 billion (which is calculated based on the assumed sale of shares of Parent Series A-2 Preferred Stock and

Parent Series B Preferred Stock for aggregate proceeds of $800 million) or, if lesser, a price per share that implies a pre-money valuation of Parent at least three (3) times the post-money valuation of Parent implied by the sale of Parent Series B Preferred Stock; or (ii) following a Parent IPO, a Volume Weighted Average Price that implies a valuation of Parent of at least $8.462 billion or, if lesser, a Volume Weighted Average Price that implies a valuation of Parent of at least three (3) times the post-money valuation of Parent implied by the sale of Parent Series B Preferred Stock.

“Qualifying Valuation Milestone” means the occurrence of a Qualifying Valuation Event at a time when at least one Company Product is (i) the subject of an ongoing clinical trial being conducted pursuant to an active IND; (ii) has completed clinical trials under an active IND and in the process of filing for, or has filed, an NDA or a BLA for a Company Product or (iii) has received Regulatory Approval.

“QVM Valuation” means $2.82 billion (which is calculated based on the assumed sale of shares of Parent Series A-2 Preferred Stock and Parent Series B Preferred Stock for aggregate proceeds of $800 million) or, if lesser, the post-money valuation of Parent implied by the sale of Parent Series B Preferred Stock.

“Regulatory Approval” means, with respect to any country or extra-national territory, any approval, license, certificate, clearance, exemption, registration or authorization of a Regulatory Authority necessary in order to commercially distribute, sell or market a pharmaceutical product in such country or some or all of such extra-national territory, but excluding Pricing Approvals. For the avoidance of doubt, Regulatory Approval received in the US in an expedited manner or in the EU in a conditional manner, in each case, is a Regulatory Approval for purposes of this definition.

“Regulatory Authority” means, in a particular country or jurisdiction, any applicable Governmental Authority involved in the granting of Regulatory Approval or otherwise involved in regulating the research, development, manufacture or commercialization of a pharmaceutical product, including, without limitation, (a) in the United States, the FDA, (b) in Europe, the EMA and (c) in Japan, the MHLW or PMDA, as the case may be.

“Regulatory Milestone” means receipt of the first MAA Approval, BLA Approval or NDA Approval for a Company Product.

“Representative” means any officer, director, manager, principal, attorney, agent, employee or other representative.

“Requisite Stockholder Approval” means, with respect to this Agreement, approval by (a) all holders of more than 1.00% of the Fully Diluted Common Shares (excluding Company Options for this purpose), and (b) holders of not less than 90.00% of the Fully Diluted Common Shares (excluding Company Options for this purpose).

“Rollover Per Share Closing Consideration” means for each Company Restricted Share, a number of shares of Parent Common Stock equal to the Preferred Exchange Ratio; provided, to the extent such resulting number of shares of Parent Common Stock includes any fractional share, such amount shall be rounded down to the nearest whole number of shares of Parent Common Stock.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Square 1 Facility” means the Loan and Security Agreement, dated as of October 27, 2017, by and between the Company (f/k/a VL39, Inc.) and Pacific Western Bank.

“Stock Converting Holder” means any Company Stockholder entitled to receive the Preferred Per Share Closing Consideration pursuant to Section 1.5(b) and Rollover Per Share Closing Consideration pursuant to Section 1.5(a).

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means when used in reference to any Person, any corporation or other entity of which such Person owns, directly or indirectly, (a) 50% or more of the outstanding shares of stock, other equity interests or voting securities, or (b) outstanding securities having ordinary voting power to elect the majority of the board of directors or other managing body of such corporation or entity.

“Tax” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, or windfall profit, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority having or purporting to exercise jurisdiction with respect to any such tax (United States (federal, state or local) or foreign) (each a “Tax Authority”), whether disputed or not.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with respect to any Tax.

“Transaction Expenses” without duplication, the aggregate amount of all fees, costs and expenses incurred by or on behalf of the Company arising from, incurred in connection with or related to the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, including (a) third party fees, expenses and costs (including legal, accounting, broker’s, investment banker’s, consultant’s, advisor’s and finder’s fees, costs and expenses) arising from, incurred in connection with or related to this Agreement or the transactions contemplated hereby (whether or not such amounts have been billed as of or prior to the Closing Date) (excluding any fees in respect of the Square 1 Facility), (b) all bonuses, incentive compensation, termination payments, severance, or other change-in-control, separation or other transaction-related payments payable in connection with the Merger or any of the other transactions contemplated hereby (whether paid or provided on or following the Closing Date), (c) the employer portion of any payroll, employment or similar Taxes incurred or to be incurred by

Parent, the Surviving Corporation or the Company arising from, incurred in connection with or related to this Agreement or the transactions contemplated hereby and (d) all other miscellaneous out-of-pocket expenses or costs incurred by or on behalf of the Company incurred in connection with, arising from or related to this Agreement; provided that notwithstanding the foregoing, the Gross-Up Bonuses (and the employer portion of any payroll, employment or similar Taxes associated with such Gross-Up Bonuses) shall not be deemed Transaction Expenses; provided, further that notwithstanding the foregoing, expenses of legal counsel to the extent incurred in connection with the negotiation, preparation and execution of an Alternative Merger Agreement pursuant to Section 1.13 shall not be deemed Transaction Expenses; provided, further that notwithstanding the foregoing, any acceleration of any award, any bonus, termination payment, severance or other separation payment (and the employer portion of any payroll, employment or similar Taxes associated with such payments) shall not be deemed Transaction Expenses to the extent agreed upon in writing by the parties prior to Closing.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Unpaid Transaction Expenses” means Transaction Expenses, but only to the extent they have not been paid by the Company in cash prior to the Closing.

“Volume Weighted Average Price” means with respect to a share of Parent Common Stock following a Parent IPO and determined on the last trading day of each calendar month, for any thirty (30) consecutive trading day period ending on a trading day in such calendar month, the quotient of (i) the sum of the per share volume weighted average prices for each trading day in respect of the period from the scheduled opening of trading until the scheduled close of trading of the primary trading session on each such trading day divided by (ii) thirty (30). The Volume Weighted Average Price will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

The following terms shall have the meanings defined for such terms in the Sections set forth below:

Defined Term	Section
“280G Vote”	5.12
“Accredited Investor Certification”	1.9(a)
“Additional Milestone Payment”	1.14(b)
“Additional Milestone Trigger Event”	1.14(b)
“Adjusted Parent Stock Price”	8.2(d)
“Agreement”	Preamble
“Alternative Merger Agreement”	1.13
“Cap”	8.2(b)(ii)
“Carveout Plan”	5.11(f)
“Certificate of Merger”	1.2
“Claim Settlement Agreement”	8.7(f)
“Closing”	2.1
“Closing Date”	2.1
“Code”	Recitals

Defined Term	Section
“Company”	Preamble
“Company Balance Sheet Date”	3.13
“Company Board”	Recitals
“Company Certificate”	1.3(a)
“Company Cure Period”	7.1(d)
“Company Financial Statements”	3.13
“Company Indemnified Parties”	5.8(a)
“Company Material Contract”	3.9(a)
“Company Related Person”	3.10(b)
“Company Stock Certificate”	1.5(d)
“Company Stockholder Indemnified Parties”	8.3(a)
“Confidentiality Agreement”	5.10(a)
“Consideration Schedule”	2.2(b)
“Continuation Period”	5.11(a)
“Continuing Consultant”	5.11(e)
“Continuing Employee”	5.11(a)
“Deal Communications”	9.20(e)
“DGCL”	Recitals
“Disputes”	3.8(d)
“Disqualification Event”	3.6(a)
“Disqualified Individual”	5.12
“Dissenting Shares”	1.8
“Effective Time”	1.2
“Employee Plans”	3.16(g)
“Estimated Closing Statement”	2.2(a)
“Expiration Date”	5.11(g)
“First Milestone Shares”	1.14(a)
“Fundamental Representations”	8.1
“Goodwin”	9.20(a)
“Gross-Up Bonuses”	5.11(e)
“Hazardous Substance”	3.23
“Indemnified Parties”	8.3(a)
“Indemnified Party”	8.7(a)
“Indemnifying Party”	8.7(a)
“Information Statement”	5.13(b)
“Interim Period”	5.1
“Inventions Assignment Agreement”	3.19
“Letter of Transmittal”	1.9(a)
“Liquidity Event Requirement”	5.11(g)
“Merger”	Recitals
“Merger Sub”	Preamble
“Minimum Amount”	8.2(b)(i)
“Non-Accredited Person”	1.5(c)
“Notice of Claim”	8.7(e)
“Off-the-Shelf Software Licenses”	3.8(b)

Defined Term	Section
“Parachute Payment Waiver”	5.12
“Parent”	Preamble
“Parent Balance Sheet Date”	4.14
“Parent Board”	Recitals
“Parent Cure Period”	7.1(e)
“Parent Employee Plans”	4.16(g)
“Parent Financial Statements”	4.14
“Parent Indemnified Parties”	8.2
“Parent Indemnity Claim”	9.19(a)(ii)
“Parent Material Contract”	4.10(a)
“Parent Related Person”	4.11(b)
“Parent Restricted Stock Award”	5.11(e)
“Parent RSUs”	5.11(g)
“Parent Series A-2/B Purchase Agreement”	Recitals
“Payoff Letter”	2.2(c)
“PCBs”	3.23
“Permitted Disposition”	1.14(i)
“Privileged Deal Communications”	9.20(e)
“Reduction Amounts”	8.5(b)
“Residual Amount”	1.14(j)(ii)(a)
“Section 280G Approval”	5.12
“Series A-2 Financing”	Recitals
“Service-Based Requirement”	5.11(g)
“Stock Restriction Agreement”	1.14(a)
“Stockholders’ Representative”	Preamble
“Surrender Time”	1.14(a)
“Surviving Corporation.”	1.1
“Tail Insurance Coverage”	5.8(b)
“Tax Attribute”	3.17
“Tax Authority”	9.1
“Tax Matter”	5.7(c)
“Third-Party Claim”	8.7(b)
“Third-Party Claim Notice”	8.7(b)
“Transfer Taxes”	5.7(d)
“Vesting Date”	5.11(g)
“Waived Parachute Payments”	5.12
“Written Consent”	Recitals

9.2 Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by email (excluding “out of office” or similar automated replies) if sent prior to 5:00 p.m. San Francisco, California time, or if sent later, then on the next Business Day, (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next

Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

If to the Company (prior to the Closing), addressed to:

Cobalt Biomedicine, Inc.

35 Cambridge Parkway

Cambridge, MA 02142

Attn: Karen Hodys and Chuck Carelli

Email: mailto:legalnotices@flagshippioneering.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: Kingsley L. Taft; Gregg L. Katz

Email: ktaft@goodwinlaw.com; gkatz@goodwinlaw.com

If to the Stockholders’ Representative, addressed to:

VentureLabs VI, Inc.

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

Attn: Karen Hodys and Chuck Carelli

Email: mailto:legalnotices@flagshippioneering.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: Kingsley L. Taft; Gregg L. Katz

Email: ktaft@goodwinlaw.com; gkatz@goodwinlaw.com

If to Parent, Merger Sub or the Surviving Corporation, addressed to:

Sana Biotechnology, Inc.

1616 Eastlake Avenue East, Suite 360

Seattle, WA 98102

Attn: General Counsel

Email: legal_notices@sana.com

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attn: Brian Cuneo

Email: brian.cuneo@lw.com

or to such other place and with such other copies as a party may designate as to itself by written notice to the others.

9.3 Rules of Construction. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or document.

9.4 References. The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. All references to “days” or “months” shall be deemed references to calendar days or months. All references to “$” or “dollars” shall be deemed references to United States dollars. Any dollar amounts or thresholds set forth herein shall not be used as a determinative benchmark for establishing what is or is not “material” or a “Material Adverse Effect” (or words of similar import) under this Agreement. Unless the context otherwise requires, any reference to an “Article,” “Section,” “Exhibit,” or “Schedule” shall be deemed to refer to an article of this Agreement, Section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall include any modification, amendment, re-enactment thereof and any legislative provision substituted therefore. For all purposes of and under this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be immediately followed by the words “without limitation”; (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (c) words of one gender shall be deemed to include the other genders as the context requires; (d) “or” is not exclusive; (e) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (f) unless otherwise stated, any reference herein to any Person shall be construed to include such Person’s successors and assigns; (g) the terms “hereof,” “herein,” “hereto,” “herewith,” “hereunder” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits and schedules hereto) and not to any particular term or provision of this Agreement, unless otherwise specified; (h) the phrase “ordinary course of business” will be deemed followed by the phrase “consistent with past practice” and (i) reference herein to any document or other information being “made available,” “delivered” or “provided” to Parent prior to the date hereof shall be deemed satisfied by the posting of any such document or information in the virtual data room of the Company hosted by Merrill Corporation at least two (2) Business Days prior to the date hereof.

9.5 Entire Agreement. This Agreement, including the Exhibits hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements, documents and written understandings referred to herein or otherwise entered into or delivered by the parties hereto pursuant to this Agreement (including the Letters of Transmittal), constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all other prior covenants, agreements (including any letters of intent between the parties), undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any party hereto with respect to the subject matter hereof.

9.6 Assignment. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

9.7 Amendment; Modification. This Agreement may not be amended or modified except in an instrument in writing signed by the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. Notwithstanding the foregoing, after the Closing, this Agreement may be amended, modified or supplemented in writing signed by Parent and the Stockholders’ Representative.

9.8 Waiver. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

9.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of Law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

9.10 Burden and Benefit. This Agreement shall be binding upon and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement and all of its conditions and provisions are for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision hereof; provided, however, that the provisions of Section 5.8 are intended to be for the benefit of, and enforceable by, the Company Indemnified Parties.

9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

9.12 Consent to Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.2 shall be deemed effective service of process on such party.

9.13 Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that, irrespective of any other rights or remedies that may be available to the parties as provided herein or otherwise, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in the State of Delaware. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.14 shall not be required to provide any bond or other security in connection with any such order or injunction.

9.15 Cumulative Remedies. Except as otherwise expressly set forth in this Agreement, including in Section 8.4, all rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at Law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

9.16 Expenses. Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

9.17 Representation by Counsel. Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

9.18 Execution and Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original and all of which together shall constitute one and the same instrument. The parties agree that this Agreement shall be legally binding upon the electronic transmission, including by facsimile, email, pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, by each party of a signed signature page to this Agreement to the other party.

9.19 Stockholders’ Representative.

(a) Appointment. By executing this Agreement, the Company (and, upon execution of the Written Consent or Letter of Transmittal by a Company Stockholder, such Company Stockholder) shall be deemed to have constituted and appointed, effective from and after the Effective Time, VentureLabs VI, Inc. as agent and attorney-in-fact for and on behalf of each Company Stockholder to act as the Stockholders’ Representative under this Agreement, including in respect of the following matters:

(i) giving and receiving any notice or instruction permitted or required to be given to or received by any Company Stockholder under this Agreement;

(ii) coordinating the common defense of all indemnity claims against the Company Stockholders by any Parent Indemnified Party pursuant to this Agreement (a “Parent Indemnity Claim”),

(iii) consenting to, compromising or settling all Parent Indemnity Claims,

(iv) conducting negotiations with Parent and its Representatives regarding such Parent Indemnity Claims,

(v) dealing with Parent under this Agreement with respect to all matters arising under this Agreement, and

(vi) engaging counsel, accountants or other Stockholders’ Representatives in connection with the foregoing matters.

(b) Authorization. By each Company Stockholder’s execution of the Written Consent or Letter of Transmittal, each such Company Stockholder shall authorize the Stockholders’ Representative, on such Company Stockholder’s behalf, to:

(i) receive all notices or documents given or to be given to any of the Company Stockholders by Parent or the Surviving Corporation pursuant hereto or in connection herewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement;

(ii) engage counsel, and such accountants and other advisors for any of the Company Stockholders and incur such other expenses on behalf of any of the Company Stockholders in connection with this Agreement and the transactions contemplated hereby or thereby as the Stockholders’ Representative may in its sole discretion deem appropriate;

(iii) take such action on behalf of any of the Company Stockholders as the Stockholders’ Representative may in its sole discretion deem appropriate in respect of: (A) taking such other action as the Stockholders’ Representative is authorized to take under this Agreement; (B) receiving all documents or certificates and making all determinations, on behalf of any of the Company Stockholders, required under this Agreement; and (C) all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, including, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article VIII and any waiver of any obligation of Parent or the Surviving Corporation.

(c) Decisions. All actions, decisions and instructions of the Stockholders’ Representative shall be conclusive and binding upon all of the Company Stockholders and such Company Stockholder’s successors as if expressly confirmed and ratified in writing by such Company Stockholder and no Company Stockholder shall have any claim or cause of action against the Stockholders’ Representative, and the Stockholders’ Representative shall have no liability to any Company Stockholder, for any action taken, decision made or instruction given by the Stockholders’ Representative in connection with this Agreement, except in the case of its own gross negligence or willful misconduct.

(d) Reliance. Parent, Merger Sub and the Surviving Corporation shall not be obliged to inquire into the authority of the Stockholders’ Representative, and Parent, Merger Sub and the Surviving Corporation shall be fully protected in dealing with the Stockholders’ Representative in good faith.

(e) Confidentiality. The Stockholders’ Representative (i) shall not disclose to any other Person any information provided to it by Parent or any of its Representatives in connection with this Agreement and the transactions contemplated hereby (including pursuant to Section 1.14) except (a) to the Stockholders’ Representative’s advisors, officers, directors and employees, so long as such parties are informed of the confidential nature of such information, (b) as required by Law, (c) in connection with the enforcement of any rights of Stockholders’

Representative hereunder or otherwise related to the transactions contemplated herein and (d) to the extent that such information can be shown to have been in the public domain through no fault of the Stockholders’ Representative and (ii) shall not use such information other than solely in its capacity as Stockholders’ Representative hereunder; provided that the Stockholders’ Representative may disclose such information to the Milestone Payment Recipients so long as each such Milestone Payment Recipient is informed of the confidential nature of such information and executes a confidentiality agreement with the Stockholders’ Representative regarding such information (A) that is comparable to and no less restrictive than the terms of this Section 9.19(e) with respect to the Stockholders’ Representative, (B) contains the acknowledgment and agreement referred to in the last sentence of this Section 9.19(e) and (C) to which Parent is made an express third-party beneficiary; provided, further, that notwithstanding the foregoing, the Stockholders’ Representative may inform each Milestone Payment Recipient of the aggregate amount of, and the amount such recipient will in receive in connection with any Milestone Payment (including with respect to the cash and securities portion thereof and any associated payment mechanics). Any Milestone Payment Recipient receiving such information shall not disclose such information to any Person except (a) to its Affiliates, officers, managers, members, partners, employees, attorneys, accountants, auditors and advisors who have a need to know, are informed of the confidential nature of such information and agree to keep such information confidential, (b) as required by Law, (c) in connection with the enforcement of any rights with respect to the transactions contemplated herein, and (d) to the extent that such information can be shown to have been in the public domain through no fault of such Milestone Payment Recipient; provided, further, that a Milestone Payment Recipient that is a venture capital fund or institutional investor may, (i) disclose such information to its employees, officers, directors, auditors and other advisors, so long as such party is informed of the confidential nature of such information and is under an obligation to keep such information confidential; (ii) disclose such information to its current limited partners so long as such limited partners are informed of the confidential nature of such information and agree to keep such information confidential; and (iii) disclose to prospective limited partners the valuation such venture capital fund has placed on its expected return from the Merger and a general statement of the likelihood that the Milestone Payments will be received (e.g., a “high likelihood,” a “low likelihood,” a “greater or less than 50% likelihood,” etc.). The Stockholders’ Representative acknowledges and agrees that (x) the information provided pursuant to Section 1.14(g) may contain material non-public information concerning Parent and its Affiliates, (y) it shall comply with applicable securities laws regarding the trading of securities of Parent and its Affiliates while in possession of any such material non-public information from purchasing or selling securities of Parent and its Affiliates or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable such other Person is likely to purchase or sell such securities and (z) Parent is relying upon its compliance with the obligations under this Section 1.14(g) for purposes of compliance by Parent and its Affiliates with Regulation FD promulgated by the SEC (to the extent Parent or any of its Affiliates is subject to such Regulation).

(f) Successor Stockholders’ Representative. If the Stockholders’ Representative shall die, become disabled, resign or otherwise be unable to fulfill its responsibilities hereunder, the Company Stockholders who in the aggregate held at least a majority of the Company Capital Stock immediately prior to the Effective Time shall appoint a new Stockholders’ Representative as soon as reasonably practicable by written consent by sending notice and a copy of the duly executed written consent appointing such new Stockholders’

Representative to Parent and the Surviving Corporation. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and the Surviving Corporation. Company Stockholders who in the aggregate held at least a majority of the Company Capital Stock immediately prior to the Effective Time shall have the right at any time to remove the then-acting Stockholders’ Representative and to appoint a successor Stockholders’ Representative; provided, however, that neither such removal of the then acting Stockholders’ Representative nor such appointment of a successor Stockholders’ Representative shall be effective until the delivery to Parent and Surviving Corporation of executed counterparts of a writing signed by each such Company Stockholder with respect to such removal and appointment, together with an acknowledgment signed by the successor Stockholders’ Representative appointed in such writing that it, he or she accepts the responsibility of successor Stockholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Stockholders’ Representative. Each successor Stockholders’ Representative shall have all of the power, authority, rights, privileges and obligations conferred by this Agreement upon the original Stockholders’ Representative, and the term “Stockholders’ Representative” as used herein shall be deemed to include any interim or successor Stockholders’ Representative.

9.20 Waiver of Conflicts; Privilege.

(a) Each of the parties acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company and the Stockholders’ Representative in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b) Parent hereby consents and agrees to, and agrees to cause Surviving Corporation to consent and agree to, Goodwin representing the Stockholders’ Representative after the Closing, including with respect to disputes in which the interests of the Stockholders’ Representative may be directly adverse to Parent and its Subsidiaries (including the Surviving Corporation), and even though Goodwin may have represented the Company in a matter substantially related to any such dispute, or may be handling ongoing matters for the Company. Parent further consents and agrees to, and agrees to cause the Surviving Corporation to consent and agree to, the communication by Goodwin to the Stockholders’ Representative in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of the Company.

(c) In connection with the foregoing, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Surviving Corporation to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of the Company and (ii) Goodwin’s representation of the Stockholders’ Representative prior to and after the Closing.

(d) Parent further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Goodwin, the Company, the Stockholders’ Representative and/or any Company Stockholder, or any of their respective directors, officers, employees or other Representatives to the extent related to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement

(collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Company Stockholders, shall be controlled by the Stockholders’ Representative on behalf of the Company Stockholders and shall not pass to or be claimed by Parent or the Surviving Corporation. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Stockholders’ Representative and the Company Stockholders, shall be controlled by the Stockholders’ Representative on behalf of the Company Stockholders and shall not pass to or be claimed by Parent or the Surviving Corporation.

(e) Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Surviving Corporation, on the one hand, and a third party other than the Stockholders’ Representative, on the other hand, Parent or the Surviving Corporation may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Parent nor the Surviving Corporation may waive such privilege without the prior written consent of the Stockholders’ Representative. In the event that Parent or the Surviving Corporation is legally required by an Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Parent shall immediately (and, in any event, within two (2) Business Days) notify the Company (if prior to Closing) or the Stockholders’ Representative (if after Closing) in writing (including by making specific reference to this Section 9.20(e)) so that the Company or the Stockholders’ Representative, as applicable, can seek a protective order and Parent agrees to use all commercially reasonable efforts to assist therewith.

(f) To the extent that files or other materials maintained by Goodwin constitute property of its clients, only the Stockholders’ Representative shall hold such property rights and Goodwin shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between Goodwin, on the one hand, and Parent or the Surviving Corporation, on the other hand.

(g) Parent agrees that it will not, and that it will cause the Surviving Corporation not to, (i) access or use the Privileged Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Stockholders’ Representative waive the attorney-client or other privilege, or by otherwise asserting that Parent or the Surviving Corporation thereof has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Deal Communications from Goodwin.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first set forth above.

SANA BIOTECHNOLOGY, INC.

By:	/s/ Steven D. Harr, M.D.
Name: Steven D. Harr, M.D.
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SANA BIOTECHNOLOGY IV, INC.

By:	/s/ Nathan Hardy
Name: Nathan Hardy
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

COBALT BIOMEDICINE, INC.

By:	/s/ Geoffrey von Maltzahn
Name: Geoffrey von Maltzahn
Title: President

VENTURELABS VI, INC.

By:	/s/ Chuck Carelli
Name: Chuck Carelli
Title: Treasurer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Parent Series A-2/B Purchase Agreement

See attached.

EXHIBIT B

Written Consent

See attached.

EXHIBIT C

Certificate of Merger

See attached.

EXHIBIT D

Bylaws of the Surviving Corporation

See attached.

EXHIBIT E

Letter of Transmittal

See attached.

EXHIBIT F

Accredited Investor Certification

See attached.

EXHIBIT G

Stock Restriction Agreement

See attached.

EXHIBIT H

Expert Procedures

See attached.

EXHIBIT I

Amendment to Flagship IP License

See attached.

EXHIBIT J

Amendment to Flagship Managerial Agreement

See attached.

EXHIBIT K

Amendment to Bylaws of Parent

See attached.

EXHIBIT L

FIRPTA Certificate

See attached.

EXHIBIT M

Amended & Restated Parent IRA

See attached.

EXHIBIT N

Amended & Restated Parent Voting Agreement

See attached.

EXHIBIT O

Amended & Restated Parent ROFR and Co-Sale Agreement

See attached.

EXHIBIT P

Parent Restated Certificate

See attached.